Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE
NEW YORK, NY 10017

TELEPHONE: +1-212-455-2000
FACSIMILE: +1-212-455-2502

Direct Dial Number

+1-212-455-3974

E-mail Address

jonathan.gaines@stblaw.com

August 7, 2026

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: BlackRock TCP Capital Corp.
       File No. 814-00899
       Filing Pursuant to Section 33 of the Investment Company Act of 1940

Ladies and Gentlemen:

On behalf of BlackRock TCP Capital Corp. (the "Company") and certain affiliated persons thereof, and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of two complaints, each filed in the Superior Court of California, County of Los Angeles:

- the Stockholder Derivative Complaint filed in case 26STCV23786 filed on July 28, 2026 by Anders Vinther, derivatively, on behalf of the Company, as plaintiff, against the Company as the nominal defendant and against certain current and former executive officers of the Company, directors of the Company and Tennenbaum Capital Partners, LLC as the defendants; and

- the Stockholder Derivative Complaint filed in case 26STCV23804 filed on July 28, 2026 by Robert Graham, derivatively, on behalf of the Company, as plaintiff, against the Company as the nominal defendant and against certain current and former executive officers of the Company, directors of the Company and Tennenbaum Capital Partners, LLC as the defendants.

Any questions or comments on this submission should be directed to the undersigned at (212) 455-3974.

Very truly yours,

/s/ Jonathan H. Gaines
Jonathan H. Gaines

cc: Diana Huffman, BlackRock TCP Capital Corp.

1 ROBBINS LLP
   BRIAN J. ROBBINS (190264)
2 STEPHEN J. ODDO (174828)
   MICHAEL J. NICOUD (272705)
3 MARIO D. VALDOVINOS (333943)
   5060 Shoreham Place, Suite 300
4 San Diego, CA 92122
   Telephone: (619) 525-3990
5 Facsimile: (619) 525-3991
   E-mail: brobbins@robbinsllp.com
6   soddo@robbinsllp.com
           mnicoud@robbinsllp.com
7   mvaldovinos@robbinsllp.com

8 Attorneys for Plaintiff

9   SUPERIOR COURT OF THE STATE OF CALIFORNIA

10   COUNTY OF LOS ANGELES

11 ANDERS VINTHER. Derivatively on Behalf   ) Case No.
    of BLACKROCK TCP CAPITAL CORP..   )
12   )
)
13   Plaintiff.   ) STOCKHOLDER DERIVATIVE
) COMPLAINT FOR BREACH OF
        v.   ) FIDUCIARY DUTY AND UNJUST
14   ) ENRICHMENT
)
15 TENNENBAUM CAPITAL PARTNERS. LLC.   )
    PHILIP TSENG.   )
16 ERIK L. CUELLAR.   )
    ERIC J. DRAUT.   )
17 JOHN R. BARON.   )
18 KAREN L. LEETS.   )
    ANDREA L. PETRO.   )
19 MAUREEN K. USIFER.   )
    RAJNEESH VIG, and   )
20 DOES 1-25. Inclusive,   )
)
21   )
)
22   Defendants.   )
        -and-   )
23   )
)
    BLACKROCK TCP CAPITAL CORP.. a   )
24 Delaware Corporation.   )
)
25   Nominal Defendant.   ) DEMAND FOR JURY TRIAL
26 _____   )

27

28

Plaintiff Anders Vinther ("Plaintiff"), by his undersigned attorneys, submits this Stockholder Derivative Complaint for Breach of Fiduciary Duty and Unjust Enrichment. Plaintiff alleges the following on information and belief, except as to the allegations specifically pertaining to Plaintiff which are based on personal knowledge. This Complaint is also based on the investigation of Plaintiff's counsel, which included, among other things, a review of public filings with the U.S. Securities and Exchange Commission ("SEC") and a review of news reports, press releases, and other publicly available sources.

NATURE AND SUMMARY OF THE ACTION

1. This action is brought derivatively on behalf of nominal defendant BlackRock TCP Capital Corp. ("BlackRock TCP" or the "Company") against its investment manager and the members of its Board of Directors (the "Board") for damages caused by their scheme to overvalue the Company's assets so that the investment manager would receive excessive fees.

2. BlackRock TCP is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940, as amended (the "ICA"). The Company's primary investment focus is the origination of and investment in leveraged loans of middle-market companies—senior debt investments that rank ahead of subordinated debt and generally carry security interests in the borrower's assets. The Company's portfolio companies typically have enterprise values between $100 million and $1.5 billion, and its investments generally range from $1 million to $70 million per company, with an average investment of $10.9 million.

3. The Company's investments and day-to-day operations are managed by defendant Tennenbaum Capital Partners, LLC ("Tennenbaum"), a subsidiary of the private equity giant BlackRock, Inc. ("BlackRock"). BlackRock TCP pays defendant Tennenbaum a base management fee tied to the value of the Company's assets.[1]

4. Accordingly, defendant Tennenbaum has a material interest in increasing the value of the Company's assets. Since over 90% of BlackRock TCP's portfolio consists of privately negotiated debt,

---

[1] Defendant Tennenbaum also receives an incentive fee based in part on realized capital gains (net of realized capital losses and unrealized depreciation). Unrealized depreciation is when BlackRock TCP marks down the value of a debt security, but does not sell it.

STOCKHOLDER DERIVATIVE COMPLAINT

1 however, the Company cannot rely on quoted prices or other readily observable market inputs to calculate

2 the value of its portfolio. Indeed, nearly all of the Company's investments are classified as "Level 3"

3 assets, whose fair value depends on significant unobservable inputs and managerial judgment.[2]

4   5.   The Board nonetheless handed defendant Tennenbaum the power to set the values of the

5 Company's assets, designating it the Company's "valuation designee"—the entity that determines the fair

6 value of the Company's investments. Defendant Tennenbaum exploited that power. It assigned high

7 values to numerous debt investments while the borrowers behind them slid into financial stress,

8 restructurings, and deteriorating credit performance.

9   6.   Marking the debt at artificially inflated levels was not sustainable. When a portfolio

10 company stops servicing its debt, the lender must place the loan on non-accrual status—an objective,

11 disclosed metric that no valuation model can paper over. Likewise, when a struggling borrower can no

12 longer perform, the lender must restructure the loan or take control of the company, events that publicly

13 concede the original terms failed. As more of BlackRock TCP's portfolio companies struggled, these

14 forcing events accumulated: the Company had to take control of ailing portfolio companies and

15 restructure their debt, and missed payments pushed loan after loan onto non-accrual status.

16   7.   The dam broke in early 2025. The Company announced that non-accrual debt had jumped

17 to 14.4% at cost—nearly quadruple the 3.7% figure a year earlier. Its net asset value ("NAV") declined

18 22.4% to $9.23 per share, and its total losses increased 186%. The market reacted immediately:

19 BlackRock TCP's stock price fell over 9.5% on the disclosure, from $9.34 per share on February 26, 2025

20 to $8.44 per share on February 27, 2025—a market capitalization drop of over $75 million.

21

22

23 [2] "Level 3" assets are those whose fair value is measured using unobservable inputs—that is, inputs for which market data are not available and that instead reflect the reporting entity's own assumptions about

24 the assumptions market participants would use in pricing the asset. Financial Accounting Standards Board (FASB) Accounting Standards Codification ("ASC") §820-10-35-52 (defining Level 3 inputs as

25 "unobservable inputs for the asset or liability"); id. §820-10-20 (glossary) (defining "unobservable inputs" as "[i]nputs for which market data are not available and that are developed using the best

26 information available about the assumptions that market participants would use when pricing the asset or liability"). Level 3 sits at the bottom of ASC §820's three-tier fair value hierarchy, which gives the

27 highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). Id. §820-10-35-37.

28

STOCKHOLDER DERIVATIVE COMPLAINT

8.   The February 2025 disclosure was only a partial reckoning. Even after being forced to reveal widespread borrower distress, defendant Tennenbaum did not correct the Company's remaining marks. Instead, throughout 2025, defendant Tennenbaum caused the Company to continue carrying its debt investments at drastically overstated values—assuring investors quarter after quarter that the portfolio was "stabilizing"—while collecting fees calculated on those inflated values.

9.   The scale of the remaining overstatement emerged on January 23, 2026, when the Company reported preliminary fourth quarter and full year 2025 results. NAV had collapsed to a range of $7.05 to $7.09 per share—a 19% decline in a single quarter and a 23.4% decrease year over year. A drop of that magnitude in one quarter is not how honestly marked loan portfolios behave; it is what happens when deferred markdowns are finally recognized all at once. On this news, the Company's stock price fell approximately 13%, from a closing price of $5.86 per share on January 23, 2026 to $5.10 per share on January 26, 2026—a $64 million market capitalization drop.

10.   BlackRock TCP's stock's swoon continued after the January announcement. As of the close of trading on Monday, July 27, 2026, its stock trades at just $3.16 per share, just two-thirds of the $9.34 per share closing price on February 26, 2025, when the Company first disclosed its deteriorating investment performance, amounting to $550 million in lost market value.

11.   As a result, on February 3, 2026, investors filed a securities fraud class action against BlackRock TCP, its Chief Executive Officer ("CEO"), its former CEO, and its Chief Financial Officer ("CFO") in the U.S. District Court for the Central District of California captioned *In re BlackRock TCP Capital Corp. Securities Litigation*, Case No. 2:26-cv-01102 (C.D. Cal.) (the "Securities Class Action").

12.   Defendant Tennenbaum's inherent conflict of interest has also caught the attention of the Government. On May 15, 2026, it was reported that federal prosecutors are investigating its valuation practices at the Company. Both these developments greatly increased the legal exposure facing the Company as well as its out-of-pocket defense costs.

13.   The ultimate responsibility for the inflated value of the Company's debt investments and the misleading statements about them lies with the Board. In complete abdication of its duties, the Board failed to exercise oversight over the deeply conflicted defendant Tennenbaum, even as the Company had to take over and restructure the debt of its failing portfolio companies. The Board also reviewed, made,

- 3 -

1 or approved false and misleading statements by or on behalf of the Company concerning its business

2 practices and the value of its investments.

3   14.   The Company now faces significant harm, as it devotes significant corporate resources

4 toward internal reviews, the evaluation and remediation of control deficiencies, and defending the

5 Securities Class Action and government investigation. BlackRock TCP has also been forced to sell its

6 stock below its NAV in order to raise additional capital. Plaintiff therefore brings this action derivatively

7 on behalf of BlackRock TCP to redress the harm caused by defendants' misconduct.

8 **JURISDICTION AND VENUE**

9   15.   This Court has jurisdiction over all causes of action asserted herein pursuant to the

10 California Constitution, Article VI, section 10, because this case is a cause not given by statute to other

11 trial courts, as this derivative action is brought pursuant to section 800 of the California Corporations

12 Code to remedy defendants' violations of law.

13   16.   This Court retains general jurisdiction over each named defendant who is a resident of

14 California. Additionally, this Court has specific jurisdiction over each named nonresident defendant

15 because these defendants maintain sufficient minimum contacts with California to render jurisdiction by

16 this Court permissible under traditional notions of fair play and substantial justice. Moreover, BlackRock

17 TCP is headquartered in California, and because the allegations contained herein are brought derivatively

18 on behalf of BlackRock TCP, the named defendants' conduct was purposefully directed at California.

19 Exercise of the Court's jurisdiction over any nonresident defendant is reasonable under these

20 circumstances.

21   17.   Venue is proper in this Court because nominal defendant BlackRock TCP is

22 headquartered in this County; one or more of the named defendants either resides in or maintains

23 executive offices in this County; a substantial portion of the transactions and wrongs complained of

24 herein occurred in this County; and defendants have received substantial compensation by doing business

25 in this County and engaging in numerous activities that had an effect in this County.

26

27

28

STOCKHOLDER DERIVATIVE COMPLAINT

Plaintiff

18.   Plaintiff Anders Vinther was a stockholder of BlackRock TCP at the time of the wrongdoing complained of, has continuously been a stockholder since that time, and is a current BlackRock TCP stockholder.

Nominal Defendant

19.   Nominal defendant BlackRock TCP is a Delaware corporation with principal executive offices located at 2951 28th Street, Suite 1000, Santa Monica, California. The Company's 2025 Annual Report describes BlackRock TCP as an "externally managed, closed-end, non-diversified management investment company."[3] The Company elected to be treated as a BDC under the ICA. Defendant Tennenbaum serves as BlackRock TCP's advisor pursuant to an Amended and Restated Investment Advisory Agreement effective March 18, 2024, and also as Investment Manager pursuant to a Second Amended and Restated Investment Management Agreement dated September 6, 2023. BlackRock TCP invests in debt securities of middle-market companies which typically have an enterprise value between $100 million and $1.5 billion. The Company primarily focuses on privately negotiated investments in debt of middle-market companies. BlackRock TCP currently does not have any employees, and each of the Company's officers is a principal, officer, or employee of defendant Tennenbaum and its affiliates.

Investment Advisor Defendant

20.   Defendant Tennenbaum is a Delaware limited liability company with its principal executive offices located at 2951 28th Street, Suite 1000, Santa Monica, California (the same address as the Company). Defendant Tennenbaum is an indirect subsidiary of BlackRock. Defendant Tennenbaum serves as the Company's investment manager and manages the Company's day-to-day operations pursuant to the Investment Management Agreement between Tennenbaum and the Company.

---

[3] "Externally managed" refers to defendant Tannenbaum being its investment manager. "Closed-end" means that the Company issued a fixed number of shares of stock. "Non-diversified" means that the Company may legally invest a larger percentage of its total assets in the securities of any one issuer. "Management investment company" refers to the Company's business of managing a portfolio of investments.

STOCKHOLDER DERIVATIVE COMPLAINT

21.   Defendant Tennenbaum is also the managing member of Series H of SVOF/MM, LLC, a series of a Delaware limited liability company, which is BlackRock TCP's administrator pursuant to an administration agreement. As the Company's administrator, it is responsible for providing the Company's operational, clerical, record-keeping, and back-office functions such as arranging for and overseeing custodians, depositories, transfer agents, dividend disbursing agents, shareholder servicing agents, accountants, attorneys, underwriters, brokers and dealers, corporate fiduciaries, insurers and banks; it is responsible for maintaining the Company's financial and other records; preparing all reports required to be filed with the SEC; preparing reports to stockholders; and other critical corporate functions. Defendant Tennenbaum has been richly compensated for these services, reaping over $110 million in fees from the Company in just the last three years:

	2023	2024	2025	Total 2023-2025
Base Management Fee	$24,020,766	$24,541,027	$14,555,463	$63,117,256
Incentive Fee	$22,602,949	$19,236,336	--	$41,839,285
Administrative Expenses	$1,532,284	$2,389,479	$1,923,224	$5,844,987
Total Fees:	**$48,158,022**	**$46,168,866**	**$16,480,712**	**$110,807,600**

Individual Defendants

22.   Defendant Philip Tseng ("Tseng") has been a BlackRock TCP director since August 2024, and its CEO, Co-Chief Investment Officer, and Chair of the Board since November 2024. He was previously BlackRock TCP's President from September 2021 to November 2024, and its Chief Operating Officer from August 2021 to November 2024. In addition, defendant Tseng has been Chairman of the Board of BlackRock affiliate BlackRock Direct Lending Corp. since May 2025; its CEO and Co-Chief Investment Officer since November 2024; and one if its directors since May 2024. He was previously BlackRock Direct Lending Corp.'s President from May 2024 to November 2024, and its Chair of the Board in at least November 2024. Defendant Tseng has also been BlackRock Private Credit Fund's Chair of the Board and a Trustee since May 2025, and CEO and Co-Chief Investment Officer since November 2024. In addition, defendant Tseng has been a Managing Director of BlackRock and its Head of US Private Credit since August 2018. Defendant Tseng is named as a defendant in the Securities Class

- 6 -

1 Action.

2   23.   Defendant Erik L. Cuellar ("Cuellar") has been BlackRock TCP's CFO since June 2021.

3 Defendant Cuellar has also been BlackRock Direct Lending Corp.'s CFO since at least February 2021

4 and also BlackRock Private Credit Fund's CFO since at least June 2022. He is named as a defendant in

5 the Securities Class Action.

6   24.   Defendant Eric J. Draut ("Draut") has been a BlackRock TCP's Lead Independent Director

7 since October 2021 and a director since February 2011. In addition, he has been a director of BlackRock

8 Direct Lending Corp. since at least December 2020. Defendant Draut has been a trustee of BlackRock

9 Private Credit Fund since at least June 2022 and was formerly its Chairman of the Board from November

10 2024 through May 2025.

11   25.   Defendant John R. Baron ("Baron") has been a BlackRock TCP director since March

12 2024. He was previously a director of BlackRock Capital Investment Corp. from June 2013 to March

13 2024.

14   26.   Defendant Karen L. Leets ("Leets") has been a BlackRock TCP director since October

15 2022 and a director of BlackRock Direct Lending Corp. since May 2023.

16   27.   Defendant Andrea L. Petro ("Petro") has been a BlackRock TCP director since August

17 2020 and a Trustee of BlackRock Private Credit Fund since at least June 2022.

18   28.   Defendant Maureen K. Usifer ("Usifer") has been a BlackRock TCP director since March

19 2024. She has also been a Trustee of BlackRock Private Credit Fund and a director of BlackRock Direct

20 Lending Corp. since that date. She was previously a director of BlackRock Capital Investment Corp.

21 from 2005 through March 2024.

22   29.   Defendant Rajneesh Vig ("Vig") was BlackRock TCP's CEO from August 2021 to

23 November 2024; Chairman of the Board from September 2021 to November 2024; a director from May

24 2013 to January 2025; President from at least May 2012 to September 2021; and Chief Operating Officer

25 from March 2013 to August 2021. He was also BlackRock Direct Lending Corp.'s CEO, Chair of the

26 Board, and a director from May 2024 to November 2024. In addition, he was BlackRock Private Credit

27 Fund's CEO, Chair of the Board, and a Trustee from at least April 2022 through November 2024. He

28 was also a managing director of BlackRock from August 2018 through November 2025. He is named as

- 7 -

1   a defendant in the Securities Class Action.

2   30.   The defendants identified in ¶¶22-29 are referred to herein as the "Individual Defendants."

3   31.   The true names and capacities of defendants sued herein under California Code of Civil

4 Procedure section 474 as Does 1 through 25, inclusive, are presently not known to Plaintiff, who therefore

5 sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include

6 these Doe defendants' true names and capacities when they are ascertained. Each of the fictitiously named

7 defendants is responsible in some manner for the conduct alleged herein.

8 **DEFENDANTS' DUTIES**

9 **Defendant Tennenbaum's and the Individual Defendants' Fiduciary Duties**

10   32.   By reason of their positions as officers and directors of the Company, each of the

11 Individual Defendants owed and owe BlackRock TCP and its stockholders fiduciary obligations of care

12 and loyalty, and were and are required to use their utmost ability to control and manage BlackRock TCP

13 in a fair, just, honest, and equitable manner. The Individual Defendants were and are required to act in

14 furtherance of the best interests of BlackRock TCP and not in furtherance of their personal interest or

15 benefit.

16   33.   Defendant Tennenbaum, as the Company's investment advisor and controller, owes these

17 same duties to the Company.

18   34.   To discharge their duties, defendant Tennenbaum and the Individual Defendants were

19 required to exercise reasonable and prudent supervision over the management, policies, practices, and

20 controls of the financial affairs of the Company, particularly since BlackRock TCP outsources all its

21 operations and management to defendant Tennenbaum. By virtue of such duties, the officers and

22 directors of BlackRock TCP were required to, among other things:

23   (a)   ensure that defendant Tennenbaum conducted the affairs of the Company in an

24 efficient, business-like manner in compliance with all applicable laws, rules, and regulations so as to

25 make it possible to provide the highest quality performance of its business, to avoid wasting the

26 Company's assets, and to maximize the value of the Company's assets; and

27   (b)   remain informed as to how defendant Tennenbaum conducted BlackRock TCP's

28 operations, and, upon receipt of notice or information of imprudent or unsound conditions or practices,

make reasonable inquiry in connection therewith, and take steps to correct such conditions or practices

and make such disclosures as necessary to comply with applicable laws.

Additional Duties of the Audit Committee Defendants

35.   Defendants Baron, Draut, Leets, Petro, and Usifer (Chair), owe specific additional duties to BlackRock TCP as members of the Board's Audit Committee (the "Audit Committee Defendants"). In particular, the Audit Committee's Charter requires them, among other things:

> A. To oversee all material aspects of the Company's accounting and financial reporting processes, except those that are specifically related to the responsibilities of another committee of the Board;
>
> B. To monitor the independence and performance of the Company's independent registered accounting firm[:]
>
> C. To provide a means for open communication among the Company's independent accountants, financial and senior management and the Board; and
>
> D. To oversee compliance by the Company with legal and regulatory requirements.

36.   The Audit Committee Defendants' specific responsibilities under the Audit Committee Charter include, among other things:

> ● To review with the Company's financial management and independent accountants the Company's annual results and, when appropriate, the interim results before they are made public;
>
> *   *   *
>
> ● Review disclosures made to the Audit Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process for the Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Fund's internal controls;
>
> ● To review with the independent accountants, prior to the filing of an audit report with the SEC, all critical accounting policies and practices to be used;
>
> ● To review with the Company's financial management and independent accountants the Company's audited financial statements including qualitative judgments, appropriateness of accounting principles (old and new), financial disclosure practices, and any observations regarding the quality of accounting principles and underlying estimates and, when appropriate, the Company's interim financial statements, before they are made public[.]

37.   The Audit Committee Defendants also had specific duties regarding the valuation process of the Company's assets. In particular, the Audit Committee Charter provides:

- 9 -

- In accordance with the Company's Portfolio Pricing Practices with respect to investments for which market quotations are not readily available or for which market quotations are deemed not to represent fair value, to oversee the Company's "valuation designee" (under Rule 2a-5 of the [ICA]) and independent valuation firms utilized by the valuation designees and to work with the independent accountants in their audit of such fair values.

Additional Duties of the Governance and Compensation Committee Defendants

38. Defendants Baron, Draut, Leets, Petro (Chair), and Usifer owe specific additional duties to BlackRock TCP as members of the Board's Governance and Compensation Committee (the "Governance and Compensation Committee Defendants"). In particular, the Governance and Compensation Committee's Charter provides, among other things:

> The following shall be the goals and responsibilities of the Committee with respect to corporate governance:
>
> (1) consider any corporate governance issues that arise from time to time, and to develop appropriate recommendations for the Board;
>
> (2) monitor compliance with, and act as the administrative committee with respect to, the provisions of (i) the Code of Ethics pursuant to Rule 17j-1(c) under the [ICA] and (ii) the Code of Ethics and Business Conduct pursuant to the rules and regulations promulgated under the Sarbanes-Oxley Act of 2002 and the listing standards of NASDAQ Marketplace Rule 4350(n), including the granting of any waivers thereunder, as appropriate[.]

Breaches of Fiduciary Duties

39. Defendant Tennenbaum and the Individual Defendants' conduct complained of herein involves a knowing and culpable violation of their obligations as fiduciaries of BlackRock TCP, the absence of good faith on their part, and a reckless disregard for their duties to the Company that defendant Tennenbaum and the Individual Defendants were aware or reckless in not being aware posed a risk of serious injury to the Company.

40. The Individual Defendants breached their duty of loyalty by causing or allowing their co-defendants to cause, the Company to engage in an overstatement of the value of BlackRock TCP's assets, fail to appropriately oversee defendant Tennenbaum, and make misleading statements based on the value of such assets.

41. Defendant Tennenbaum and the Individual Defendants, because of their positions of control and authority as officers and/or directors, or the investment manager of BlackRock TCP, were able to and did, directly or indirectly, exercise control over the wrongful acts complained of herein.

STOCKHOLDER DERIVATIVE COMPLAINT

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

42. In committing the wrongful acts alleged herein, defendant Tennenbaum and the Individual Defendants have pursued, or joined in the pursuit of, a common course of conduct, and have acted in concert with and conspired with one another in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, defendant Tennenbaum and the Individual Defendants further aided and abetted and/or assisted each other in breaching their respective duties.

43. During all times relevant hereto, defendant Tennenbaum and the Individual Defendants, collectively and individually, initiated a course of conduct that was designed to and did deceive the investing public, including stockholders of BlackRock TCP, regarding the management of its operations and the value of its assets and facilitate defendant Tennenbaum's receipt of millions in excessive fees. In furtherance of this plan, conspiracy, and course of conduct, defendants, collectively and individually, took the actions set forth herein.

44. The purpose and effect of defendant Tennenbaum and the Individual Defendants' conspiracy, common enterprise, and/or common course of conduct was, among other things, to disguise their violations of law, breaches of fiduciary duty and unjust enrichment; and to conceal adverse information concerning the value of the Company's assets.

45. Defendant Tennenbaum and the Individual Defendants accomplished their conspiracy, common enterprise, and/or common course of conduct by causing the BlackRock TCP to overstate its assets. Because the actions described herein occurred under the authority of the Board through the actions of defendant Tennenbaum, each of the Individual Defendants was a direct, necessary, and substantial participant in the conspiracy, common enterprise, and/or common course of conduct complained of herein.

46. Each of defendant Tennenbaum and the Individual Defendants aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions to substantially assist the commission of the wrongdoing complained of herein, each defendant acted with knowledge of the primary wrongdoing, substantially assisted in the accomplishment of that wrongdoing, and was aware of his, her, or its overall contribution to and furtherance of the wrongdoing.

DEFENDANT TENNENBAUM AND THE INDIVIDUAL DEFENDANTS ARE RESPONIBLE FOR BLACKROCK TCP OVERSTATING THE VALUE OF ITS ASSETS

47. An investment company subject to the ICA is typically formed and managed by an investment advisor which appoints its affiliates to serve on the company's board of directors. BlackRock TCP is no exception: it was formed by defendant Tennenbaum, which was acquired by BlackRock; is managed by defendant Tennenbaum, now a BlackRock indirect subsidiary; and its Board is stacked with BlackRock loyalists.

48. As the Company's investment manager, defendant Tennenbaum is responsible for identifying, researching, analyzing, and evaluating investment opportunities; structuring the Company's investments; and monitoring BlackRock TCP's portfolio companies and the Company's investments therein.

49. Defendant Tennenbaum sets the Company's investment strategy. As the Company's 2025 Annual Report explains:

> To achieve our investment objectives, we intend to focus on a subset of the broader investment strategies historically pursued by [Tennenbaum]. Our primary investment focus is the ongoing origination of and investments in leveraged loans of performing middle-market companies. For the purposes of this filing, the term "leveraged loans" refers to senior debt investments that rank ahead of subordinated debt and that generally have the benefit of security interests in the assets of the borrower. Our investments generally range from $1 million to $70 million per company, the size of which may grow over time in proportion with our capital base.

50. As of December 31, 2025, the Company reported over $1.5 billion invested in 141 portfolio companies, 92.5% of which consists of debt investments and 7.5% consists of equities. BlackRock TCP's average investment is $10.9 million. The Company explains in its 2025 Annual Report that "[m]ost of [its] debt investments are likely to be in lower grade obligations."

51. To assess the fair value of its investments, BlackRock TCP uses ASC Topic 820, *Fair Value Measurement* ("ASC 820"). ASC 820 provides three different levels for valuing assets, each with an increasing degree of subjectivity:

> Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that FSK has the ability to access;
>
> Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly; and

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

52. The Board designated defendant Tennenbaum as the Company's "valuation designee" under Rule 2a-5 of the ICA, giving defendant Tennenbaum the authority to determine the fair value of the Company's investments for which market quotations are not readily available. Defendant Tennenbaum then classified nearly all of BlackRock TCP's assets as Level 3 under ASC 820—the tier reserved for assets valued using unobservable inputs, *i.e.*, with the highest degree of subjectivity the accounting standards allow.

53. While defendant Tennenbaum consults with a purportedly independent valuation firms for investments that comprise 5% or more of the Company's portfolio, defendant Tennenbaum selects the valuation firms, establishes its own "Valuation Committee," and is the ultimate decision maker on the value of BlackRock TCP's Level 3 assets. The Company's 2025 Annual Report explains:

- [Tennenbaum's] investment professionals … provide recent portfolio company financial statements and other reporting materials to independent valuation firms approved by the Valuation Committee.

- Such firms evaluate this information along with relevant observable market data to conduct independent appraisals each quarter, and their preliminary valuation conclusions are documented and discussed with [Tennenbaum's] senior management[.]

- The fair value of smaller investments comprising in the aggregate less than 5% of our total capitalization may be determined by [Tennenbaum] in good faith in accordance with our valuation policy without the employment of an independent valuation firm.

- [Tennenbaum] determines the fair value of the remainder of investments in our portfolio in good faith based on the input of the Valuation Committee and the respective [purportedly] independent valuation firms.

54. The Company's 2025 Annual Report discloses that the fair value of its largest portfolio company investment is approximately 6.2% of its total portfolio and that the five largest portfolio company investments by value constituted approximately 18.3% of its total portfolio as of December 31, 2024. As such, a supermajority of the Company's total portfolio consists of companies valued at less than 5% of the total portfolio, allowing defendant Tennenbaum to unilaterally determine the fair value of those investments without consulting with a valuation firm.

55. In consideration of its services, defendant Tennenbaum receives a base management fee of 1.25% on total assets equal to or below 200% of the net asset value of the Company and a 1.00% base management fee on assets that exceed 200% of the net asset value of the Company. The base

- 13 -

management fee is calculated on a consolidated basis as of the beginning of each quarter and is paid to defendant Tennenbaum quarterly. Accordingly, the higher the Company's total assets, the larger the fee that defendant Tennenbaum receives.

56. Defendant Tennenbaum also receives incentive compensation if the Company's cumulative total return (after incentive compensation) exceeds a 7% annual rate on daily weighted-average contributed common equity. Subject to that limitation, incentive compensation is calculated on ordinary income (before incentive compensation) and net realized gains (net of any unrealized depreciation) at rates of 17.5% on income. Incentive compensation is computed as the difference between incentive compensation earned and incentive compensation paid, subject to the total return hurdle, on a cumulative basis since January 1, 2013, and is payable quarterly.

57. Accordingly, defendant Tennenbaum's compensation gives it a direct economic interest in the Company's reported asset values. Its base management fee is calculated by reference to total assets, meaning that higher reported asset values increased defendant Tennenbaum's base management fee. Defendant Tennenbaum's incentive compensation also is affected by valuation judgments because unrealized depreciation reduces net realized gains for purposes of calculating incentive compensation. Defendant Tennenbaum is thus responsible for determining the highly subjective fair value of BlackRock TCP's investments (practically all of which are Level 3 under ASC 820), while having a direct economic interest in delaying or avoiding markdowns.

58. Defendant Tennenbaum resolved this conflict in its own favor: it overstated the fair value of BlackRock TCP's investments, as revealed when the Company announced its full year 2025 results on January 27, 2026. On that date, BlackRock disclosed a $140 million loss, which followed BlackRock TCP's disclosure of 19% decline in NAV the week before. BlackRock TCP blamed the write-downs on poorly performing investments in the last quarter of 2025. But according to an analysis by the *Wall Street Journal*, defendant Tennenbaum had marked most of the same investments at or near cost as recently as November 2025. Moreover, BlackRock TCP had previously restructured these same investments, which should have alerted the Board that the Company should not keep these investments on its books at cost. The *Wall Street Journal* also reported that in March 2024, Moody's Investors Service, one of the firms that valued the Company's bonds, downgraded them to a junk credit rating and that defendant

- 14 -

Tennenbaum subsequently fired Moody's. As explained by the *Wall Street Journal*:

> It can be difficult to know what investments are worth at any given time, given that they hardly ever trade and instead are valued by fund managers using a mix of internal analysis and third-party pricing services. The way private funds mark their holdings determines the fees they charge clients.

*   *   *

> "I just think the valuation process in these BDCs is broken," said Rod Dubitsky, a former investment banker turned independent financial analyst. "Many of these assets are marked at par despite the fact that they likely have some amount of distress ... and that's how fees are maximized."

> A spokesman for BlackRock declined to comment.

59.   On May 15, 2025, Bloomberg reported that the U.S. Department of Justice ("DOJ") is investigating BlackRock TCP's asset valuation practices. The then U.S. Attorney for the Southern District of New York reportedly stated that "if people are mismarking in order to generate fees, that's always been a no-no."


THE FALSE AND MISLEADING STATEMENTS


60.   On November 6, 2024, BlackRock TCP issued a press release announcing financial results for the third quarter ended September 30, 2024. The press release highlighted the Company's reported NAV and non-accrual investments and represented that, despite "additional non-accrual investment and certain markdowns" resulting in a "slight reduction in the NAV," the Company was "working diligently" to resolve credit issues and that its portfolio "showed signs of improvement" as non-accrual investments declined.

61.   In the press release, the Company represented that NAV per share was $10.11 as of September 30, 2024, compared to $10.20 per share as of June 30, 2024, and that debt investments on non-accrual status represented 3.8% of the Company's portfolio at fair value and 9.3% at cost as of September 30, 2024. In particular, the Company stated in the press release that:

- Net asset value per share was $10.11 as of September 30, 2024 compared to $10.20 as of June 30, 2024.

- Net increase in net assets from operations on a GAAP basis for the quarter ended September 30, 2024 was $21.6 million, or $0.25 per share, compared to a $51.3 million, or $0.60 per share, net decrease in net assets from operations for the quarter ended June 30, 2024

*   *   *

STOCKHOLDER DERIVATIVE COMPLAINT

"Our portfolio showed signs of improvement since last quarter as nonaccrual investments declined; however, an additional non-accrual investment and certain markdowns resulted in a slight reduction in the NAV. We are working diligently with our borrowers, their lenders, and their sponsors to resolve credit issues with the goal of achieving positive outcomes for our shareholders."

"At quarter end, our portfolio remained well diversified with 156 investments primarily in senior secured, first-lien loans. We have a strong capital and liquidity position to capitalize on a growing pipeline of attractive investment opportunities to deliver attractive risk-adjusted returns for our shareholders over the long term."

62.   The same day, BlackRock TCP filed with the SEC its Quarterly Report for the third quarter ending September 30, 2024, signed by defendants Vig and Cuellar, reiterating inflated NAV and value of the Company's investments.

63.   These statements were materially false and misleading when made because they failed to disclose that BlackRock TCP was not adequately or timely valuing its investments, overstated its ability to improve NAV and the diversification of its portfolio, understated unrealized losses, and, as a result, overstated NAV.

64.   On February 27, 2025, prior to the opening of the market, BlackRock TCP issued a press release announcing its financial results for the fourth quarter and full year ended December 31, 2024, revealing significant deterioration in the Company's investment portfolio. The number of portfolio companies on non-accrual status increased from four to twelve, resulting in non-accrual investments rising from 3.7% to 14.4% of the portfolio at cost.

65.   The fiscal year 2024 disclosures revealed that the Company's NAV had fallen 22.4% from the prior year, and total losses increased from $68,082,236 at the end of 2023 to $194,895,042, a 186% increase year over year.

66.   Despite these disclosures, the Company continued to assure investors that "the vast majority of our portfolio continued to perform well" and that management remained confident in its plans to navigate the challenges presented during 2024 and return the portfolio to historical performance levels.

67.   In particular, the press release stated:

•   Net asset value per share was $9.23 as of December 31, 2024 compared to $10.11 as of September 30, 2024.

•   Net decrease in net assets from operations on a GAAP basis for the quarter ended December 31, 2024 was $38.6 million, or $0.45 per share, compared to a $21.6 million, or $0.25 per share, net decrease in net assets from operations for the quarter ended September 30, 2024.

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*   *   *

- As of December 31, 2024, debt investments on non-accrual status represented 5.6% of the portfolio at fair value and 14.4% at cost, compared to 3.8% of the portfolio at fair value and 9.3% at cost as of September 30, 2024.

*   *   *

While the vast majority of our portfolio continued to perform well, we are working closely with our borrowers and sponsors to resolve the portfolio issues that impacted our results in recent quarters.
[BlackRock TCP]'s new management team remains optimistic about our future prospects and is confident we have the right plan in place to effectively navigate the challenges presented during 2024 and to return the portfolio performance to historical levels, said Phil Tseng, Chairman and CEO of BlackRock TCP[.]

68. That same day, BlackRock TCP filed with the SEC its 2025 Annual Report, signed by defendants Tseng, Cuellar, Baron, Draut, Leets, Petro, and Usifer. The 2025 Annual Report reiterated the misleading NAV and financial results described above. It also claimed that "[i]nvestments are recorded at fair value in accordance with [U.S. Generally Accepted Accounting Principles ("GAAP")].... Fair value is generally defined as the amount for which an investment would be sold in an orderly transaction between market participants at the measurement date."

69. On this news, the Company's stock price fell approximately 9.6%, from $9.24 to $8.44 per share, which was still inflated by the above misleading statements.

70. On April 2, 2025, the Company filed with the SEC its 2025 Proxy Statement, which asked stockholders to re-elect defendants Tseng, Baron, Draut, Leets, Petro, and Usifer to the Board and authorize the Company, subject to Board approval, to sell shares of its common stock at prices below NAV in order to raise additional capital.

71. The 2025 Proxy Statement described the Board's supervision of officers, risk oversight role, Code of Ethics, Audit Committee, and reasons to authorize below-NAV stock issuances. The Proxy Statement was materially misleading because it failed to disclose, among other things, that BlackRock TCP was not adequately or timely valuing its investments, overstated its ability to resolve challenged credits and the quality of its investment portfolio, understated unrealized losses, overstated NAV, and that the Board was not exercising appropriate oversight over defendant Tennenbaum and its subjective valuation of the Company's investments.

72.   On May 8, 2025, BlackRock TCP issued a press release announcing results for the first quarter ended March 31, 2025, stating that the Company "made meaningful progress in strengthening our portfolio" and was seeing "portfolio stabilization" and that NAV was $9.18 per share. The same day, the Company filed with the SEC its Quarterly Report for the first quarter of 2025, signed by defendants Tseng and Cuellar, again representing that all investments were valued at least quarterly.

73.   On August 7, 2025, the Company issued a press release reporting its financial results for the second quarter ended June 30, 2025. BlackRock TCP announced a decline in NAV, which it attributed to "markdowns on previously restructured investments rather than new credit issues," while reassuring investors that the Company had "made solid progress in reducing non-accruals." The press release also stated that the Company's NAV was $8.71 per share. The Company filed with the SEC its Quarterly Report for the second quarter of 2025 the same day, again making substantially similar valuation representations.

74.   On November 6, 2025, BlackRock TCP issued a press release reporting its financial results for the third quarter ended September 30, 2025, highlighting what it described as a "more diversified, lower risk portfolio" and progress "resolving challenged credits" and "improving the quality of our portfolio." The Company also stated that its NAV was $8.71 per share. The Company filed with the SEC its Quarterly Report for the third quarter of 2025 the same day, again repeating valuation-related representations.

75.   The statements made between May 8, 2025 and November 6, 2025, were materially false and misleading because the Individual Defendants failed to disclose that BlackRock TCP was not adequately or timely valuing its investments, overstated its ability to improve NAV and the diversification of its portfolio, understated unrealized losses, and overstated NAV.

WHY THE STATEMENTS WERE FALSE AND MISLEADING

76.   Each of the foregoing statements was materially false and misleading when made for reasons the Individual Defendants and defendant Tennenbaum knew or recklessly disregarded. *First,* every reported NAV per share figure—$10.11 as of September 30, 2024; $9.23 as of December 31, 2024; $9.18 as of March 31, 2025; and $8.71 as of June 30 and September 30, 2025—was the product of a valuation process that overstated the value of the Company's investments.

- 18 -

77. *Second.* BlackRock TCP's NAV figures were contradicted by objective indicators of borrower distress known to defendants when each statement was made: (i) debt investments on non-accrual status stood at 9.3% of the portfolio at cost as of September 30, 2024 and 14.4% as of December 31, 2024; (ii) the number of portfolio companies on non-accrual status tripled from four to twelve during 2024; (iii) the Company had been forced to restructure and take control of failing portfolio companies; and (iv) Moody's had downgraded the Company's bonds to junk status in March 2024—after which defendant Tennenbaum terminated Moody's rather than confront its assessment.

78. *Third,* defendants' reassuring characterizations—that the portfolio "showed signs of improvement," that "the vast majority of our portfolio continued to perform well," that the Company was achieving "portfolio stabilization" and "solid progress in reducing non-accruals," and that the portfolio was "more diversified" and "lower risk"—affirmatively misrepresented known, worsening credit deterioration and lacked any reasonable basis.

79. *Fourth,* the marks themselves were stale. Defendant Tennenbaum valued the investments ultimately written down in January 2026 at or near cost as late as November 2025, including previously restructured loans whose original terms had already failed. The January 23, 2026 disclosure of a 19% single-quarter NAV decline did not reflect value destroyed in that quarter; it reflected the belated recognition of losses that existed—and were concealed—when each of the foregoing statements was made. Accordingly, defendants' statements omitted material facts undermining the stated bases for the Company's reported valuations, rendering even their statements of opinion materially misleading.

THE TRUTH FURTHER EMERGES

80. On January 23, 2026, the truth further emerged when BlackRock TCP filed with the SEC a Current Report providing preliminary financial results for the fourth quarter and full year ended December 31, 2025. The Company disclosed estimated NAV per share as of December 31, 2025, between approximately $7.05 and $7.09, an anticipated 19% quarterly decline compared to NAV per share of $8.71 as of September 30, 2025.

81. The press release further disclosed that debt investments on non-accrual status would represent approximately 4.0% of the Company's portfolio at fair value and approximately 9.6% at cost as of December 31, 2025, compared to 3.5% at fair value and 7.0% at cost as of September 30, 2025.

STOCKHOLDER DERIVATIVE COMPLAINT

82. On this news, BlackRock TCP's stock price fell approximately 13%, from $5.86 per share on January 23, 2026, to $5.10 per share on January 26, 2026, a $64 million market capitalization loss.

DAMAGES TO BLACKROCK TCP

83. As a result of defendants' misconduct, BlackRock TCP disseminated materially false and misleading public statements, wrecking the Company's credibility as evidenced by the $550 million, two-thirds decline in the Company's market capitalization.

84. BlackRock TCP's performance issues also damaged its reputation within the business community and in the capital markets. In addition to price, BlackRock TCP's current and potential investors and counterparties consider a company's ability to value their assets and debt holdings. Investors and counterparties are less likely to invest and do business with companies that are unable to perform this basic and core practice. BlackRock TCP's ability to raise equity capital or debt on favorable terms in the future is now impaired. In addition, the Company stands to incur higher marginal costs of capital and debt because the improper statements and misleading projections disseminated by the Individual Defendants have materially increased the perceived risks of investing in and lending money to the Company, as demonstrated by BlackRock TCP's need to raise capital through selling stock at per share price below NAV.

85. Further, as a direct and proximate result of defendants' actions, BlackRock TCP has expended, and will continue to expend, significant sums of money for, among other things: (i) costs incurred in defending and paying any settlement in the Securities Class Action; (ii) costs incurred in responding to and defending the investigation by the DOJ into the Company's valuation practices; and (iii) excessive fees paid to defendant Tennenbaum based on inflated asset values.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

86. Plaintiff brings this action derivatively in the right and for the benefit of BlackRock TCP to redress injuries suffered, and to be suffered, by BlackRock TCP as a direct result of defendants' breaches of fiduciary duty and unjust enrichment. BlackRock TCP is named as a nominal defendant solely in a derivative capacity.

87. Plaintiff will adequately and fairly represent the interests of BlackRock TCP in enforcing and prosecuting its rights.

88.   Plaintiff was a stockholder of BlackRock TCP at the time of the wrongdoing complained of, has continuously been a stockholder since that time, and is a current BlackRock TCP stockholder.

89.   The current Board of BlackRock TCP consists of the following six individuals: Tseng, Baron, Draut, Leets, Petro, and Usifer. Plaintiff has not made any demand on the present Board to institute this action because such a demand would be a futile, wasteful, and useless act for the reasons set forth below.

90.   Demand on the Board is excused because, as to each of the claims asserted herein, at least half of the Company's six directors: (i) received a material personal benefit from the alleged misconduct; (ii) faces a substantial likelihood of liability on the claims that would be the subject of a demand; or (iii) lacks independence from someone who received such a benefit or faces such liability.

Demand Is Excused Because at Least Half the Board Lacks Independence from BlackRock TCP

91.   BlackRock TCP received a material financial benefit from defendants' misconduct: its indirect subsidiary, defendant Tennenbaum, collected over $110 million in fees from the Company from 2023 through 2025, calculated on the basis of systematically inflated valuations of the Company's investments that defendant Tennenbaum itself set.

92.   As noted above, defendants Tseng, Draut, Leets, Petro, and Usifer are currently directors, trustees, and/or officers of other BlackRock affiliates. These dual fiduciaries cannot impartially consider causing the Company to bring the claims Plaintiff alleges because of the fiduciary duties they owe to affiliates of BlackRock TCP, which benefited from the misconduct. Accordingly, at least half the Board has a disabling interest in connection with Plaintiff's claims, as detailed below.

93.   Defendant Tseng cannot impartially consider a demand for at least three independent reasons. *First*, defendant Tseng is a current BlackRock employee. He has served as BlackRock's Managing Director, Head of US Private Credit since August 2018. He is also the Chairman and CEO of BlackRock Private Credit Fund. His principal livelihood, career, and professional standing depend on BlackRock—the parent of the manager whose conflicted fee arrangement this action challenges. Defendant Tseng cannot impartially decide whether the Company should sue BlackRock's subsidiary for the return of fees paid to the BlackRock complex that employs him.

94.   *Second,* defendant Tseng is a named defendant in the Securities Class Action, which arises from the same misleading statements alleged herein.   He cannot impartially assess claims whose prosecution would tend to establish the wrongfulness of conduct for which he faces personal liability in parallel litigation.

95.   *Third,* as alleged below, defendant Tseng faces a substantial likelihood of liability on the claims asserted herein.

96.   Defendants Draut, Leets, Petro, and Usifer are dual fiduciaries within the BlackRock fund complex. In particular: (i) defendant Draut serves as a director of BlackRock Direct Lending Corp. and a trustee of BlackRock Private Credit Fund (of which he was formerly Chairman); (ii) defendant Leets serves as a director of BlackRock Direct Lending Corp; (iii) defendant Petro serves as a trustee of BlackRock Private Credit Fund; and (iv) defendant Usifer serves as a trustee of BlackRock Private Credit Fund and a director of BlackRock Direct Lending Corp. Each accordingly owes fiduciary duties to other BlackRock-sponsored vehicles that are managed by, and pay fees to, BlackRock affiliates.

97.   Moreover, each current director secured his or her seat through the 2025 Proxy Statement, which, as alleged above, was itself materially misleading because it concealed the Company's inadequate valuation practices and the Board's failure to oversee defendant Tennenbaum. The directors' incumbency thus rests on the very disclosures this action challenges.

98.   Accordingly, at least five of the Company's six directors—defendants Tseng, Draut, Leets, Petro, and Usifer—lack independence from BlackRock TCP and cannot impartially consider a demand.

Demand Is Excused Because the Board Faces a Substantial Likelihood of Liability

99.   Demand is independently excused because the directors face a substantial likelihood of liability on the claims asserted herein, which arise from their own affirmative acts and conscious inaction. As alleged above, defendants Tseng, Baron, Draut, Leets, Petro, and Usifer breached their fiduciary duties of loyalty by making false and misleading statements in the Company's press releases and SEC filings, and by failing to appropriately oversee defendant Tennenbaum, including by deferring to defendant Tennenbaum in its valuations.

100.   *The directors annually approved the conflicted fee structure.* As a business development company regulated under the ICA, BlackRock TCP may pay advisory fees to defendant Tennenbaum

STOCKHOLDER DERIVATIVE COMPLAINT

only pursuant to an investment management agreement approved annually by the Board, including a majority of directors who are not "interested persons" of the Company, following the directors' request for and evaluation of such information as is reasonably necessary to evaluate the agreement's terms. 15 U.S.C. §80a-15(c). Each Individual Defendant, during his or her tenure, annually approved the continuation of the Investment Management Agreement and its fee structure under which defendant Tennenbaum's base management fee was calculated on total asset values that defendant Tennenbaum itself determined as valuation designee. The directors thus did not merely tolerate the conflict at the heart of this action—they affirmatively ratified it, year after year, with statutory obligations to inform themselves of precisely the terms that created it.

101. *The directors received the valuation information that contradicted the marks.* The Board's designation of defendant Tennenbaum as valuation designee under Rule 2a-5 did not permit the Board to abandon valuation oversight. To the contrary, Rule 2a-5 conditions any such designation on the Board's active oversight of the designee, including the designee's provision to the Board of periodic reports—at least quarterly—regarding the fair value determinations made, and prompt written notice of matters materially affecting the fair value of the designated portfolio. 17 C.F.R. §270.2a-5(b). Throughout the relevant period, therefore, the Board received quarterly reporting from defendant Tennenbaum on the very marks at issue. The directors had before them, quarter after quarter, the valuations of the Company's loans—including previously restructured credits carried at or near cost— alongside the objective indicators of borrower distress alleged herein. The directors cannot claim ignorance of marks that federal law required to be reported to them.

102. *The directors made or approved the misleading statements.* Defendants Tseng, Cuellar, Baron, Draut, Leets, Petro, and Usifer signed the Company's 2025 Annual Report, which reiterated the misleading NAV figures and represented that the Company's investments were recorded at fair value in accordance with GAAP. Defendants Vig and Cuellar signed the Quarterly Report for the third quarter of 2024, and defendants Tseng and Cuellar signed the 2025 Quarterly Reports, each containing the misleading valuation representations alleged above. The directors likewise approved the 2025 Proxy Statement by which they sought re-election and authority to issue shares below NAV.

STOCKHOLDER DERIVATIVE COMPLAINT

103.   ***The Audit Committee Defendants disregarded their charter obligations.*** As members of the Board's Audit Committee, defendants Baron, Draut, Leets, Petro, and Usifer (Chair) reviewed and approved the improper statements. In addition, under the Audit Committee Charter, they were responsible for overseeing the Company's valuation designee and the independent valuation firms it utilized, reviewing the preliminary valuations of the Company's loans, working with defendant Tennenbaum to determine the actual fair values of the loans, and reviewing the integrity of the Company's financial reporting processes and controls in areas of significant financial risk. Loan valuation was the single most significant financial risk facing a company whose entire business consists of holding Level 3 debt. Despite these obligations, the Company materially overstated its loan valuations, and the Audit Committee Defendants approved those valuations notwithstanding the red flags demonstrating they were overstated.

104.   ***The directors ignored a mounting series of red flags.*** The directors approved the Company's valuations and disclosures despite specific, escalating warnings that the marks were overstated, including: (i) Moody's downgrade of the Company's bonds to junk status in March 2024—and defendant Tennenbaum's subsequent termination of Moody's, inevitably run by the Board; (ii) the rise in debt investments on non-accrual status from 3.7% of the portfolio at cost at year-end 2023, to 9.3% as of September 30, 2024, to 14.4% as of December 31, 2024; (iii) the tripling of portfolio companies on non-accrual status from four to twelve during 2024; (iv) the Company's restructurings of, and assumptions of control over, failing portfolio companies—each a concession that the original loan terms had failed—while the same credits remained marked at or near cost; (v) the February 27, 2025 disclosure and the resulting loss of over $75 million in market capitalization; (vi) the filing of the Securities Class Action on February 3, 2026; and (vii) the reported opening of a DOJ investigation into the Company's valuation practices by May 2026.

105.   ***The Board has taken no remedial action.*** Notwithstanding the Securities Class Action, the DOJ investigation, and the loss of approximately $550 million in market capitalization, the Board has not terminated defendant Tennenbaum, has not revoked its designation as valuation designee, has not clawed back any fees, and has continued to cause the Company to pay defendant Tennenbaum fees calculated on the Company's asset values. The Board's inaction in the face of a federal investigation into

- 24 -

1 its manager's valuation practices independently demonstrates its incapacity to act against BlackRock's

2 subsidiary.

3   106.   Demand futility need be established as to only three of the Company's six directors. As

4 alleged above, defendant Tseng lacks independence and faces a substantial likelihood of liability;

5 defendants Draut, Leets, Petro, and Usifer each lack independence from BlackRock and, as Audit

6 Committee members, face a substantial likelihood of liability; and defendant Baron, as an Audit

7 Committee member who signed the 2025 Annual Teport, faces a substantial likelihood of liability.

8 Because at least half of the Board—and in fact all six directors—could not impartially consider a demand,

9 demand is excused as futile.

10   107.   A true and correct copy of this Complaint was delivered to BlackRock TCP prior to being

11 filed with this Court.

FIRST CAUSE OF ACTION

Against All Defendants and Does 1-25 for Breach of Fiduciary Duty

14   108.   Plaintiff incorporates by reference and realleges each and every allegation contained

15 above, as though fully set forth herein.

16   109.   Each of the defendants and Does 1-25 owed and owes BlackRock TCP fiduciary

17 obligations including the highest obligation of loyalty.

18   110.   Each of the defendants and Does 1-25 violated and breached their fiduciary duties to the

19 Company.

20   111.   As a direct and proximate result of defendants' and Does 1-25's breaches of their fiduciary

21 duties, BlackRock TCP has sustained significant damages as alleged herein.

22   112.   As a result of the misconduct alleged herein, defendants and Does 1-25 are liable to the

23 Company.

24   113.   Plaintiff, on behalf of BlackRock TCP, has no adequate remedy at law.

SECOND CAUSE OF ACTION

Against Defendant Tennenbaum Unjust Enrichment

27   114.   Plaintiff incorporates by reference and realleges each and every allegation contained

28 above, as though fully set forth herein.

STOCKHOLDER DERIVATIVE COMPLAINT

115. By their wrongful acts and omissions, defendant Tennenbaum was unjustly enriched at the expense of and to the detriment of BlackRock TCP through excessive fees based on inflated valuations of the Company's investment portfolio.

116. Plaintiff, as a stockholder and representative of BlackRock TCP, seeks restitution from defendant Tennenbaum and an order of this Court disgorging all profits, benefits, and other compensation obtained by defendant Tennenbaum from its wrongful conduct and fiduciary breaches.

117. Plaintiff, on behalf of BlackRock TCP, has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff, on behalf of BlackRock TCP, demands judgment as follows:

A. Against all of the defendants and in favor of the Company for the amount of damages sustained by the Company as a result of defendants' breaches of fiduciary duties and unjust enrichment;

B. Directing BlackRock TCP to take all necessary actions to reform and improve its corporate governance and internal procedures to comply with applicable laws and to protect BlackRock TCP and its stockholders from a repeat of the damaging events described herein, including, but not limited to, putting forward for stockholder vote, resolutions for amendments to the Company's Bylaws or Articles of Incorporation and taking such other action as may be necessary to place before stockholders for a vote of the following corporate governance policies:

1. a proposal to strengthen the Board's supervision of operations and develop and implement procedures for greater stockholder input into the policies and guidelines of the Board, including the Board's selection and oversight of an advisor;

2. a proposal to strengthen the Board's oversight of BlackRock TCP's valuation procedures;

3. a provision to permit the stockholders of BlackRock TCP to nominate at least three candidates for election to the Board; and

4. a proposal to strengthen BlackRock TCP's oversight of its disclosure procedures;

C. Extraordinary equitable and/or injunctive relief as permitted by law, equity, and state statutory provisions sued hereunder, including attaching, impounding, imposing a constructive trust on, or otherwise restricting the proceeds of defendants' trading activities or their other assets so as to assure

STOCKHOLDER DERIVATIVE COMPLAINT

1 that Plaintiff on behalf of BlackRock has an effective remedy;

2   D.   Awarding to BlackRock TCP restitution from defendant Tennenbaum and ordering

3 disgorgement of all profits, benefits, and other compensation obtained by defendant Tennenbaum;

4   E.   Awarding to Plaintiff the costs and disbursements of the action, including reasonable

5 attorneys' fees, accountants' and experts' fees, costs, and expenses; and

6   F.   Granting such other and further relief as the Court deems just and proper.

7 **JURY DEMAND**

8   Plaintiff demands a trial by jury.

9 Dated: July 28, 2026

ROBBINS LLP
BRIAN J. ROBBINS (190264)
STEPHEN J. ODDO (174828)
MICHAEL J. NICOUD (272705)
MARIO D. VALDOVINOS (333943)

/s/ BRIAN J. ROBBINS
BRIAN J. ROBBINS

5060 Shoreham Place, Suite 300
San Diego, CA 92122
Telephone: (619) 525-3990
E-mail: brobbins@robbinsllp.com
    soddo@robbinsllp.com
    mnicoud@robbinsllp.com
    mvaldovinos@robbinsllp.com

Attorneys for Plaintiff

1736762

- 27 -
STOCKHOLDER DERIVATIVE COMPLAINT

ROBBINS LLP
BRIAN J. ROBBINS (190264)
STEPHEN J. ODDO (174828)
MICHAEL J. NICOUD (272705)
MARIO D. VALDOVINOS (333943)
5060 Shoreham Place, Suite 300
San Diego, CA 92122
Telephone: (619) 525-3990
Facsimile: (619) 525-3991
E-mail: brobbins@robbinsllp.com
        soddo@robbinsllp.com
        mnicoud@robbinsllp.com
        mvaldovinos@robbinsllp.com

Attorneys for Plaintiff

[Additional Counsel on Signature Page]

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF LOS ANGELES

ROBERT GRAHAM, Derivatively on Behalf of BLACKROCK TCP CAPITAL CORP., Plaintiff, v. TENNENBAUM CAPITAL PARTNERS, LLC, PHILIP TSENG, ERIK L. CUELLAR, ERIC J. DRAUT, JOHN R. BARON, KAREN L. LEETS, ANDREA L. PETRO, MAUREEN K. USIFER, RAJNEESH VIG, and DOES 1-25, Inclusive, Defendants. -and- BLACKROCK TCP CAPITAL CORP., a Delaware Corporation, Nominal Defendant.	) Case No.)))) STOCKHOLDER DERIVATIVE) COMPLAINT FOR BREACH OF) FIDUCIARY DUTY AND UNJUST) ENRICHMENT))))))))))))))))))) DEMAND FOR JURY TRIAL)

STOCKHOLDER DERIVATIVE COMPLAINT

Plaintiff Robert Graham ("Plaintiff"), by his undersigned attorneys, submits this Stockholder Derivative Complaint for Breach of Fiduciary Duty and Unjust Enrichment. Plaintiff alleges the following on information and belief, except as to the allegations specifically pertaining to Plaintiff which are based on personal knowledge. This Complaint is also based on the investigation of Plaintiff's counsel, which included, among other things, a review of public filings with the U.S. Securities and Exchange Commission ("SEC") and a review of news reports, press releases, and other publicly available sources.

NATURE AND SUMMARY OF THE ACTION

1.   This action is brought derivatively on behalf of nominal defendant BlackRock TCP Capital Corp. ("BlackRock TCP" or the "Company") against its investment manager and the members of its Board of Directors (the "Board") for damages caused by their scheme to overvalue the Company's assets so that the investment manager would receive excessive fees.

2.   BlackRock TCP is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940, as amended (the "ICA"). The Company's primary investment focus is the origination of and investment in leveraged loans of middle-market companies—senior debt investments that rank ahead of subordinated debt and generally carry security interests in the borrower's assets. The Company's portfolio companies typically have enterprise values between $100 million and $1.5 billion, and its investments generally range from $1 million to $70 million per company, with an average investment of $10.9 million.

3.   The Company's investments and day-to-day operations are managed by defendant Tennenbaum Capital Partners, LLC ("Tennenbaum"), a subsidiary of the private equity giant BlackRock, Inc. ("BlackRock"). BlackRock TCP pays defendant Tennenbaum a base management fee tied to the value of the Company's assets.[1]

4.   Accordingly, defendant Tennenbaum has a material interest in increasing the value of the Company's assets. Since over 90% of BlackRock TCP's portfolio consists of privately negotiated debt,

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[1] Defendant Tennenbaum also receives an incentive fee based in part on realized capital gains (net of realized capital losses and unrealized depreciation). Unrealized depreciation is when BlackRock TCP marks down the value of a debt security, but does not sell it.

STOCKHOLDER DERIVATIVE COMPLAINT

1 however, the Company cannot rely on quoted prices or other readily observable market inputs to calculate

2 the value of its portfolio. Indeed, nearly all of the Company's investments are classified as "Level 3"

3 assets, whose fair value depends on significant unobservable inputs and managerial judgment.[2]

4   5.   The Board nonetheless handed defendant Tennenbaum the power to set the values of the

5 Company's assets, designating it the Company's "valuation designee"—the entity that determines the fair

6 value of the Company's investments. Defendant Tennenbaum exploited that power. It assigned high

7 values to numerous debt investments while the borrowers behind them slid into financial stress,

8 restructurings, and deteriorating credit performance.

9   6.   Marking the debt at artificially inflated levels was not sustainable. When a portfolio

10 company stops servicing its debt, the lender must place the loan on non-accrual status—an objective,

11 disclosed metric that no valuation model can paper over. Likewise, when a struggling borrower can no

12 longer perform, the lender must restructure the loan or take control of the company, events that publicly

13 concede the original terms failed. As more of BlackRock TCP's portfolio companies struggled, these

14 forcing events accumulated: the Company had to take control of ailing portfolio companies and

15 restructure their debt, and missed payments pushed loan after loan onto non-accrual status.

16   7.   The dam broke in early 2025. The Company announced that non-accrual debt had jumped

17 to 14.4% at cost—nearly quadruple the 3.7% figure a year earlier. Its net asset value ("NAV") declined

18 22.4% to $9.23 per share, and its total losses increased 186%. The market reacted immediately:

19 BlackRock TCP's stock price fell over 9.5% on the disclosure, from $9.34 per share on February 26, 2025

20 to $8.44 per share on February 27, 2025—a market capitalization drop of over $75 million.

21

22

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23 [2] "Level 3" assets are those whose fair value is measured using unobservable inputs—that is, inputs for which market data are not available and that instead reflect the reporting entity's own assumptions about

24 the assumptions market participants would use in pricing the asset. Financial Accounting Standards Board (FASB) Accounting Standards Codification ("ASC") §820-10-35-52 (defining Level 3 inputs as

25 "unobservable inputs for the asset or liability"); *id.* §820-10-20 (glossary) (defining "unobservable inputs" as "[i]nputs for which market data are not available and that are developed using the best

26 information available about the assumptions that market participants would use when pricing the asset or liability"). Level 3 sits at the bottom of ASC §820's three-tier fair value hierarchy, which gives the

27 highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to

28 unobservable inputs (Level 3). *Id.* §820-10-35-37.

STOCKHOLDER DERIVATIVE COMPLAINT

8.   The February 2025 disclosure was only a partial reckoning. Even after being forced to reveal widespread borrower distress, defendant Tennenbaum did not correct the Company's remaining marks. Instead, throughout 2025, defendant Tennenbaum caused the Company to continue carrying its debt investments at drastically overstated values—assuring investors quarter after quarter that the portfolio was "stabilizing"—while collecting fees calculated on those inflated values.

9.   The scale of the remaining overstatement emerged on January 23, 2026, when the Company reported preliminary fourth quarter and full year 2025 results. NAV had collapsed to a range of $7.05 to $7.09 per share—a 19% decline in a single quarter and a 23.4% decrease year over year. A drop of that magnitude in one quarter is not how honestly marked loan portfolios behave: it is what happens when deferred markdowns are finally recognized all at once. On this news, the Company's stock price fell approximately 13%, from a closing price of $5.86 per share on January 23, 2026 to $5.10 per share on January 26, 2026—a $64 million market capitalization drop.

10.   BlackRock TCP's stock's swoon continued after the January announcement. As of the close of trading on Monday, July 27, 2026, its stock trades at just $3.16 per share, just two-thirds of the $9.34 per share closing price on February 26, 2025, when the Company first disclosed its deteriorating investment performance, amounting to $550 million in lost market value.

11.   As a result, on February 3, 2026, investors filed a securities fraud class action against BlackRock TCP, its Chief Executive Officer ("CEO"), its former CEO, and its Chief Financial Officer ("CFO") in the U.S. District Court for the Central District of California captioned *In re BlackRock TCP Capital Corp. Securities Litigation*, Case No. 2:26-cv-01102 (C.D. Cal.) (the "Securities Class Action").

12.   Defendant Tennenbaum's inherent conflict of interest has also caught the attention of the Government. On May 15, 2026, it was reported that federal prosecutors are investigating its valuation practices at the Company. Both these developments greatly increased the legal exposure facing the Company as well as its out-of-pocket defense costs.

13.   The ultimate responsibility for the inflated value of the Company's debt investments and the misleading statements about them lies with the Board. In complete abdication of its duties, the Board failed to exercise oversight over the deeply conflicted defendant Tennenbaum, even as the Company had to take over and restructure the debt of its failing portfolio companies. The Board also reviewed, made,

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1 or approved false and misleading statements by or on behalf of the Company concerning its business

2 practices and the value of its investments.

3   14.   The Company now faces significant harm, as it devotes significant corporate resources

4 toward internal reviews, the evaluation and remediation of control deficiencies, and defending the

5 Securities Class Action and government investigation. BlackRock TCP has also been forced to sell its

6 stock below its NAV in order to raise additional capital. Plaintiff therefore brings this action derivatively

7 on behalf of BlackRock TCP to redress the harm caused by defendants' misconduct.

8   **JURISDICTION AND VENUE**

9   15.   This Court has jurisdiction over all causes of action asserted herein pursuant to the

10 California Constitution, Article VI, section 10, because this case is a cause not given by statute to other

11 trial courts, as this derivative action is brought pursuant to section 800 of the California Corporations

12 Code to remedy defendants' violations of law.

13   16.   This Court retains general jurisdiction over each named defendant who is a resident of

14 California. Additionally, this Court has specific jurisdiction over each named nonresident defendant

15 because these defendants maintain sufficient minimum contacts with California to render jurisdiction by

16 this Court permissible under traditional notions of fair play and substantial justice. Moreover, BlackRock

17 TCP is headquartered in California, and because the allegations contained herein are brought derivatively

18 on behalf of BlackRock TCP, the named defendants' conduct was purposefully directed at California.

19 Exercise of the Court's jurisdiction over any nonresident defendant is reasonable under these

20 circumstances.

21   17.   Venue is proper in this Court because nominal defendant BlackRock TCP is

22 headquartered in this County; one or more of the named defendants either resides in or maintains

23 executive offices in this County; a substantial portion of the transactions and wrongs complained of

24 herein occurred in this County; and defendants have received substantial compensation by doing business

25 in this County and engaging in numerous activities that had an effect in this County.

26

27

28

STOCKHOLDER DERIVATIVE COMPLAINT

THE PARTIES

Plaintiff

18. Plaintiff Robert Graham was a stockholder of BlackRock TCP at the time of the wrongdoing complained of, has continuously been a stockholder since that time, and is a current BlackRock TCP stockholder.

Nominal Defendant

19. Nominal defendant BlackRock TCP is a Delaware corporation with principal executive offices located at 2951 28th Street, Suite 1000, Santa Monica, California. The Company's 2025 Annual Report describes BlackRock TCP as an "externally managed, closed-end, non-diversified management investment company."[3] The Company elected to be treated as a BDC under the ICA. Defendant Tennenbaum serves as BlackRock TCP's advisor pursuant to an Amended and Restated Investment Advisory Agreement effective March 18, 2024, and also as Investment Manager pursuant to a Second Amended and Restated Investment Management Agreement dated September 6, 2023. BlackRock TCP invests in debt securities of middle-market companies which typically have an enterprise value between $100 million and $1.5 billion. The Company primarily focuses on privately negotiated investments in debt of middle-market companies. BlackRock TCP currently does not have any employees, and each of the Company's officers is a principal, officer, or employee of defendant Tennenbaum and its affiliates.

Investment Advisor Defendant

20. Defendant Tennenbaum is a Delaware limited liability company with its principal executive offices located at 2951 28th Street, Suite 1000, Santa Monica, California (the same address as the Company). Defendant Tennenbaum is an indirect subsidiary of BlackRock. Defendant Tennenbaum serves as the Company's investment manager and manages the Company's day-to-day operations pursuant to the Investment Management Agreement between Tennenbaum and the Company.

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[3] "Externally managed" refers to defendant Tannenbaum being its investment manager. "Closed-end" means that the Company issued a fixed number of shares of stock. "Non-diversified" means that the Company may legally invest a larger percentage of its total assets in the securities of any one issuer. "Management investment company" refers to the Company's business of managing a portfolio of investments.

STOCKHOLDER DERIVATIVE COMPLAINT

21.   Defendant Tennenbaum is also the managing member of Series H of SVOF/MM, LLC, a series of a Delaware limited liability company, which is BlackRock TCP's administrator pursuant to an administration agreement. As the Company's administrator, it is responsible for providing the Company's operational, clerical, record-keeping, and back-office functions such as arranging for and overseeing custodians, depositories, transfer agents, dividend disbursing agents, shareholder servicing agents, accountants, attorneys, underwriters, brokers and dealers, corporate fiduciaries, insurers and banks; it is responsible for maintaining the Company's financial and other records; preparing all reports required to be filed with the SEC; preparing reports to stockholders; and other critical corporate functions. Defendant Tennenbaum has been richly compensated for these services, reaping over $110 million in fees from the Company in just the last three years:

	2023	2024	2025	Total 2023-2025
Base Management Fee	$24,020,766	$24,541,027	$14,555,463	$63,117,256
Incentive Fee	$22,602,949	$19,236,336	--	$41,839,285
Administrative Expenses	$1,532,284	$2,389,479	$1,923,224	$5,844,987
Total Fees:	**$48,158,022**	**$46,168,866**	**$16,480,712**	**$110,807,600**

Individual Defendants

22.   Defendant Philip Tseng ("Tseng") has been a BlackRock TCP director since August 2024, and its CEO, Co-Chief Investment Officer, and Chair of the Board since November 2024. He was previously BlackRock TCP's President from September 2021 to November 2024, and its Chief Operating Officer from August 2021 to November 2024. In addition, defendant Tseng has been Chairman of the Board of BlackRock affiliate BlackRock Direct Lending Corp. since May 2025; its CEO and Co-Chief Investment Officer since November 2024; and one if its directors since May 2024. He was previously BlackRock Direct Lending Corp.'s President from May 2024 to November 2024, and its Chair of the Board in at least November 2024. Defendant Tseng has also been BlackRock Private Credit Fund's Chair of the Board and a Trustee since May 2025, and CEO and Co-Chief Investment Officer since November 2024. In addition, defendant Tseng has been a Managing Director of BlackRock and its Head of US Private Credit since August 2018. Defendant Tseng is named as a defendant in the Securities Class

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1 | Action.

2 | 23. Defendant Erik L. Cuellar ("Cuellar") has been BlackRock TCP's CFO since June 2021.

3 | Defendant Cuellar has also been BlackRock Direct Lending Corp.'s CFO since at least February 2021

4 | and also BlackRock Private Credit Fund's CFO since at least June 2022. He is named as a defendant in

5 | the Securities Class Action.

6 | 24. Defendant Eric J. Draut ("Draut") has been a BlackRock TCP's Lead Independent Director

7 | since October 2021 and a director since February 2011. In addition, he has been a director of BlackRock

8 | Direct Lending Corp. since at least December 2020. Defendant Draut has been a trustee of BlackRock

9 | Private Credit Fund since at least June 2022 and was formerly its Chairman of the Board from November

10 | 2024 through May 2025.

11 | 25. Defendant John R. Baron ("Baron") has been a BlackRock TCP director since March

12 | 2024. He was previously a director of BlackRock Capital Investment Corp. from June 2013 to March

13 | 2024.

14 | 26. Defendant Karen L. Leets ("Leets") has been a BlackRock TCP director since October

15 | 2022 and a director of BlackRock Direct Lending Corp. since May 2023.

16 | 27. Defendant Andrea L. Petro ("Petro") has been a BlackRock TCP director since August

17 | 2020 and a Trustee of BlackRock Private Credit Fund since at least June 2022.

18 | 28. Defendant Maureen K. Usifer ("Usifer") has been a BlackRock TCP director since March

19 | 2024. She has also been a Trustee of BlackRock Private Credit Fund and a director of BlackRock Direct

20 | Lending Corp. since that date. She was previously a director of BlackRock Capital Investment Corp.

21 | from 2005 through March 2024.

22 | 29. Defendant Rajneesh Vig ("Vig") was BlackRock TCP's CEO from August 2021 to

23 | November 2024; Chairman of the Board from September 2021 to November 2024; a director from May

24 | 2013 to January 2025; President from at least May 2012 to September 2021; and Chief Operating Officer

25 | from March 2013 to August 2021. He was also BlackRock Direct Lending Corp.'s CEO, Chair of the

26 | Board, and a director from May 2024 to November 2024. In addition, he was BlackRock Private Credit

27 | Fund's CEO, Chair of the Board, and a Trustee from at least April 2022 through November 2024. He

28 | was also a managing director of BlackRock from August 2018 through November 2025. He is named as

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1 a defendant in the Securities Class Action.

2 30. The defendants identified in ¶¶22-29 are referred to herein as the "Individual Defendants."

3 31. The true names and capacities of defendants sued herein under California Code of Civil

4 Procedure section 474 as Does 1 through 25, inclusive, are presently not known to Plaintiff, who therefore

5 sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include

6 these Doe defendants' true names and capacities when they are ascertained. Each of the fictitiously named

7 defendants is responsible in some manner for the conduct alleged herein.

8 **DEFENDANTS' DUTIES**

9 **Defendant Tennenbaum's and the Individual Defendants' Fiduciary Duties**

10 32. By reason of their positions as officers and directors of the Company, each of the

11 Individual Defendants owed and owe BlackRock TCP and its stockholders fiduciary obligations of care

12 and loyalty, and were and are required to use their utmost ability to control and manage BlackRock TCP

13 in a fair, just, honest, and equitable manner. The Individual Defendants were and are required to act in

14 furtherance of the best interests of BlackRock TCP and not in furtherance of their personal interest or

15 benefit.

16 33. Defendant Tennenbaum, as the Company's investment advisor and controller, owes these

17 same duties to the Company.

18 34. To discharge their duties, defendant Tennenbaum and the Individual Defendants were

19 required to exercise reasonable and prudent supervision over the management, policies, practices, and

20 controls of the financial affairs of the Company, particularly since BlackRock TCP outsources all its

21 operations and management to defendant Tennenbaum. By virtue of such duties, the officers and

22 directors of BlackRock TCP were required to, among other things:

23 (a) ensure that defendant Tennenbaum conducted the affairs of the Company in an

24 efficient, business-like manner in compliance with all applicable laws, rules, and regulations so as to

25 make it possible to provide the highest quality performance of its business, to avoid wasting the

26 Company's assets, and to maximize the value of the Company's assets; and

27 (b) remain informed as to how defendant Tennenbaum conducted BlackRock TCP's

28 operations, and, upon receipt of notice or information of imprudent or unsound conditions or practices,

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make reasonable inquiry in connection therewith, and take steps to correct such conditions or practices and make such disclosures as necessary to comply with applicable laws.

Additional Duties of the Audit Committee Defendants

35.   Defendants Baron, Draut, Leets, Petro, and Usifer (Chair), owe specific additional duties to BlackRock TCP as members of the Board's Audit Committee (the "Audit Committee Defendants"). In particular, the Audit Committee's Charter requires them, among other things:

A. To oversee all material aspects of the Company's accounting and financial reporting processes, except those that are specifically related to the responsibilities of another committee of the Board;

B. To monitor the independence and performance of the Company's independent registered accounting firm[:]

C. To provide a means for open communication among the Company's independent accountants, financial and senior management and the Board: and

D. To oversee compliance by the Company with legal and regulatory requirements.

36.   The Audit Committee Defendants' specific responsibilities under the Audit Committee Charter include, among other things:

- To review with the Company's financial management and independent accountants the Company's annual results and, when appropriate, the interim results before they are made public:

*   *   *

- Review disclosures made to the Audit Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process for the Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Fund's internal controls:

- To review with the independent accountants, prior to the filing of an audit report with the SEC, all critical accounting policies and practices to be used:

- To review with the Company's financial management and independent accountants the Company's audited financial statements including qualitative judgments, appropriateness of accounting principles (old and new), financial disclosure practices, and any observations regarding the quality of accounting principles and underlying estimates and, when appropriate, the Company's interim financial statements, before they are made public[.]

37.   The Audit Committee Defendants also had specific duties regarding the valuation process of the Company's assets. In particular, the Audit Committee Charter provides:

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- In accordance with the Company's Portfolio Pricing Practices with respect to investments for which market quotations are not readily available or for which market quotations are deemed not to represent fair value, to oversee the Company's "valuation designee" (under Rule 2a-5 of the [ICA]) and independent valuation firms utilized by the valuation designees and to work with the independent accountants in their audit of such fair values.

Additional Duties of the Governance and Compensation Committee Defendants

38.   Defendants Baron, Draut, Leets, Petro (Chair), and Usifer owe specific additional duties to BlackRock TCP as members of the Board's Governance and Compensation Committee (the "Governance and Compensation Committee Defendants"). In particular, the Governance and Compensation Committee's Charter provides, among other things:

The following shall be the goals and responsibilities of the Committee with respect to corporate governance:

(1) consider any corporate governance issues that arise from time to time, and to develop appropriate recommendations for the Board;

(2) monitor compliance with, and act as the administrative committee with respect to, the provisions of (i) the Code of Ethics pursuant to Rule 17j-1(c) under the [ICA] and (ii) the Code of Ethics and Business Conduct pursuant to the rules and regulations promulgated under the Sarbanes-Oxley Act of 2002 and the listing standards of NASDAQ Marketplace Rule 4350(n), including the granting of any waivers thereunder, as appropriate[.]

Breaches of Fiduciary Duties

39.   Defendant Tennenbaum and the Individual Defendants' conduct complained of herein involves a knowing and culpable violation of their obligations as fiduciaries of BlackRock TCP, the absence of good faith on their part, and a reckless disregard for their duties to the Company that defendant Tennenbaum and the Individual Defendants were aware or reckless in not being aware posed a risk of serious injury to the Company.

40.   The Individual Defendants breached their duty of loyalty by causing or allowing their co-defendants to cause, the Company to engage in an overstatement of the value of BlackRock TCP's assets, fail to appropriately oversee defendant Tennenbaum, and make misleading statements based on the value of such assets.

41.   Defendant Tennenbaum and the Individual Defendants, because of their positions of control and authority as officers and/or directors, or the investment manager of BlackRock TCP, were able to and did, directly or indirectly, exercise control over the wrongful acts complained of herein.

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CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

42. In committing the wrongful acts alleged herein, defendant Tennenbaum and the Individual Defendants have pursued, or joined in the pursuit of, a common course of conduct, and have acted in concert with and conspired with one another in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, defendant Tennenbaum and the Individual Defendants further aided and abetted and/or assisted each other in breaching their respective duties.

43. During all times relevant hereto, defendant Tennenbaum and the Individual Defendants, collectively and individually, initiated a course of conduct that was designed to and did deceive the investing public, including stockholders of BlackRock TCP, regarding the management of its operations and the value of its assets and facilitate defendant Tennenbaum's receipt of millions in excessive fees. In furtherance of this plan, conspiracy, and course of conduct, defendants, collectively and individually, took the actions set forth herein.

44. The purpose and effect of defendant Tennenbaum and the Individual Defendants' conspiracy, common enterprise, and/or common course of conduct was, among other things, to disguise their violations of law, breaches of fiduciary duty and unjust enrichment; and to conceal adverse information concerning the value of the Company's assets.

45. Defendant Tennenbaum and the Individual Defendants accomplished their conspiracy, common enterprise, and/or common course of conduct by causing the BlackRock TCP to overstate its assets. Because the actions described herein occurred under the authority of the Board through the actions of defendant Tennenbaum, each of the Individual Defendants was a direct, necessary, and substantial participant in the conspiracy, common enterprise, and/or common course of conduct complained of herein.

46. Each of defendant Tennenbaum and the Individual Defendants aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions to substantially assist the commission of the wrongdoing complained of herein, each defendant acted with knowledge of the primary wrongdoing, substantially assisted in the accomplishment of that wrongdoing, and was aware of his, her, or its overall contribution to and furtherance of the wrongdoing.

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DEFENDANT TENNENBAUM AND THE INDIVIDUAL DEFENDANTS ARE RESPONIBLE FOR BLACKROCK TCP OVERSTATING THE VALUE OF ITS ASSETS

47. An investment company subject to the ICA is typically formed and managed by an investment advisor which appoints its affiliates to serve on the company's board of directors. BlackRock TCP is no exception: it was formed by defendant Tennenbaum, which was acquired by BlackRock; is managed by defendant Tennenbaum, now a BlackRock indirect subsidiary; and its Board is stacked with BlackRock loyalists.

48. As the Company's investment manager, defendant Tennenbaum is responsible for identifying, researching, analyzing, and evaluating investment opportunities; structuring the Company's investments; and monitoring BlackRock TCP's portfolio companies and the Company's investments therein.

49. Defendant Tennenbaum sets the Company's investment strategy. As the Company's 2025 Annual Report explains:

> To achieve our investment objectives, we intend to focus on a subset of the broader investment strategies historically pursued by [Tennenbaum]. Our primary investment focus is the ongoing origination of and investments in leveraged loans of performing middle-market companies. For the purposes of this filing, the term "leveraged loans" refers to senior debt investments that rank ahead of subordinated debt and that generally have the benefit of security interests in the assets of the borrower. Our investments generally range from $1 million to $70 million per company, the size of which may grow over time in proportion with our capital base.

50. As of December 31, 2025, the Company reported over $1.5 billion invested in 141 portfolio companies, 92.5% of which consists of debt investments and 7.5% consists of equities. BlackRock TCP's average investment is $10.9 million. The Company explains in its 2025 Annual Report that "[m]ost of [its] debt investments are likely to be in lower grade obligations."

51. To assess the fair value of its investments, BlackRock TCP uses ASC Topic 820, *Fair Value Measurement* ("ASC 820"). ASC 820 provides three different levels for valuing assets, each with an increasing degree of subjectivity:

> Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that FSK has the ability to access;
>
> Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly; and

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Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

52.   The Board designated defendant Tennenbaum as the Company's "valuation designee" under Rule 2a-5 of the ICA, giving defendant Tennenbaum the authority to determine the fair value of the Company's investments for which market quotations are not readily available.   Defendant Tennenbaum then classified nearly all of BlackRock TCP's assets as Level 3 under ASC 820—the tier reserved for assets valued using unobservable inputs, *i.e.*, with the highest degree of subjectivity the accounting standards allow.

53.   While defendant Tennenbaum consults with a purportedly independent valuation firms for investments that comprise 5% or more of the Company's portfolio, defendant Tennenbaum selects the valuation firms, establishes its own "Valuation Committee," and is the ultimate decision maker on the value of BlackRock TCP's Level 3 assets. The Company's 2025 Annual Report explains:

- [Tennenbaum's] investment professionals … provide recent portfolio company financial statements and other reporting materials to independent valuation firms approved by the Valuation Committee.

- Such firms evaluate this information along with relevant observable market data to conduct independent appraisals each quarter, and their preliminary valuation conclusions are documented and discussed with [Tennenbaum's] senior management[.]

- The fair value of smaller investments comprising in the aggregate less than 5% of our total capitalization may be determined by [Tennenbaum] in good faith in accordance with our valuation policy without the employment of an independent valuation firm.

- [Tennenbaum] determines the fair value of the remainder of investments in our portfolio in good faith based on the input of the Valuation Committee and the respective [purportedly] independent valuation firms.

54.   The Company's 2025 Annual Report discloses that the fair value of its largest portfolio company investment is approximately 6.2% of its total portfolio and that the five largest portfolio company investments by value constituted approximately 18.3% of its total portfolio as of December 31, 2024. As such, a supermajority of the Company's total portfolio consists of companies valued at less than 5% of the total portfolio, allowing defendant Tennenbaum to unilaterally determine the fair value of those investments without consulting with a valuation firm.

55.   In consideration of its services, defendant Tennenbaum receives a base management fee of 1.25% on total assets equal to or below 200% of the net asset value of the Company and a 1.00% base management fee on assets that exceed 200% of the net asset value of the Company. The base

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management fee is calculated on a consolidated basis as of the beginning of each quarter and is paid to defendant Tennenbaum quarterly. Accordingly, the higher the Company's total assets, the larger the fee that defendant Tennenbaum receives.

56. Defendant Tennenbaum also receives incentive compensation if the Company's cumulative total return (after incentive compensation) exceeds a 7% annual rate on daily weighted-average contributed common equity. Subject to that limitation, incentive compensation is calculated on ordinary income (before incentive compensation) and net realized gains (net of any unrealized depreciation) at rates of 17.5% on income. Incentive compensation is computed as the difference between incentive compensation earned and incentive compensation paid, subject to the total return hurdle, on a cumulative basis since January 1, 2013, and is payable quarterly.

57. Accordingly, defendant Tennenbaum's compensation gives it a direct economic interest in the Company's reported asset values. Its base management fee is calculated by reference to total assets, meaning that higher reported asset values increased defendant Tennenbaum's base management fee. Defendant Tennenbaum's incentive compensation also is affected by valuation judgments because unrealized depreciation reduces net realized gains for purposes of calculating incentive compensation. Defendant Tennenbaum is thus responsible for determining the highly subjective fair value of BlackRock TCP's investments (practically all of which are Level 3 under ASC 820), while having a direct economic interest in delaying or avoiding markdowns.

58. Defendant Tennenbaum resolved this conflict in its own favor: it overstated the fair value of BlackRock TCP's investments, as revealed when the Company announced its full year 2025 results on January 27, 2026. On that date, BlackRock disclosed a $140 million loss, which followed BlackRock TCP's disclosure of 19% decline in NAV the week before. BlackRock TCP blamed the write-downs on poorly performing investments in the last quarter of 2025. But according to an analysis by the *Wall Street Journal*, defendant Tennenbaum had marked most of the same investments at or near cost as recently as November 2025. Moreover, BlackRock TCP had previously restructured these same investments, which should have alerted the Board that the Company should not keep these investments on its books at cost. The *Wall Street Journal* also reported that in March 2024, Moody's Investors Service, one of the firms that valued the Company's bonds, downgraded them to a junk credit rating and that defendant

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1 | Tennenbaum subsequently fired Moody's. As explained by the *Wall Street Journal*:

2 | It can be difficult to know what investments are worth at any given time, given that they hardly ever trade and instead are valued by fund managers using a mix of internal analysis
3 | and third-party pricing services. The way private funds mark their holdings determines the fees they charge clients.
4 |

* * *

5 |
6 | "I just think the valuation process in these BDCs is broken," said Rod Dubitsky, a former investment banker turned independent financial analyst. "Many of these assets are marked at par despite the fact that they likely have some amount of distress ... and that's how fees
7 | are maximized."

8 | A spokesman for BlackRock declined to comment.

9 | 59.   On May 15, 2025, Bloomberg reported that the U.S. Department of Justice ("DOJ") is

10 | investigating BlackRock TCP's asset valuation practices. The then U.S. Attorney for the Southern

11 | District of New York reportedly stated that "if people are mismarking in order to generate fees, that's

12 | always been a no-no."

13 | **THE FALSE AND MISLEADING STATEMENTS**

14 | 60.   On November 6, 2024, BlackRock TCP issued a press release announcing financial results

15 | for the third quarter ended September 30, 2024. The press release highlighted the Company's reported

16 | NAV and non-accrual investments and represented that, despite "additional non-accrual investment and

17 | certain markdowns" resulting in a "slight reduction in the NAV," the Company was "working diligently"

18 | to resolve credit issues and that its portfolio "showed signs of improvement" as non-accrual investments

19 | declined.

20 | 61.   In the press release, the Company represented that NAV per share was $10.11 as of

21 | September 30, 2024, compared to $10.20 per share as of June 30, 2024, and that debt investments on

22 | non-accrual status represented 3.8% of the Company's portfolio at fair value and 9.3% at cost as of

23 | September 30, 2024. In particular, the Company stated in the press release that:

24 | • Net asset value per share was $10.11 as of September 30, 2024 compared to $10.20 as of June 30, 2024.

25 |

26 | • Net increase in net assets from operations on a GAAP basis for the quarter ended September 30, 2024 was $21.6 million, or $0.25 per share, compared to a $51.3 million,
27 | or $0.60 per share, net decrease in net assets from operations for the quarter ended June 30, 2024

28 |

* * *

STOCKHOLDER DERIVATIVE COMPLAINT

"Our portfolio showed signs of improvement since last quarter as nonaccrual investments declined; however, an additional non-accrual investment and certain markdowns resulted in a slight reduction in the NAV. We are working diligently with our borrowers, their lenders, and their sponsors to resolve credit issues with the goal of achieving positive outcomes for our shareholders."

"At quarter end, our portfolio remained well diversified with 156 investments primarily in senior secured, first-lien loans. We have a strong capital and liquidity position to capitalize on a growing pipeline of attractive investment opportunities to deliver attractive risk-adjusted returns for our shareholders over the long term."

62.   The same day, BlackRock TCP filed with the SEC its Quarterly Report for the third quarter ending September 30, 2024, signed by defendants Vig and Cuellar, reiterating inflated NAV and value of the Company's investments.

63.   These statements were materially false and misleading when made because they failed to disclose that BlackRock TCP was not adequately or timely valuing its investments, overstated its ability to improve NAV and the diversification of its portfolio, understated unrealized losses, and, as a result, overstated NAV.

64.   On February 27, 2025, prior to the opening of the market, BlackRock TCP issued a press release announcing its financial results for the fourth quarter and full year ended December 31, 2024, revealing significant deterioration in the Company's investment portfolio. The number of portfolio companies on non-accrual status increased from four to twelve, resulting in non-accrual investments rising from 3.7% to 14.4% of the portfolio at cost.

65.   The fiscal year 2024 disclosures revealed that the Company's NAV had fallen 22.4% from the prior year, and total losses increased from $68,082,236 at the end of 2023 to $194,895,042, a 186% increase year over year.

66.   Despite these disclosures, the Company continued to assure investors that "the vast majority of our portfolio continued to perform well" and that management remained confident in its plans to navigate the challenges presented during 2024 and return the portfolio to historical performance levels.

67.   In particular, the press release stated:

•   Net asset value per share was $9.23 as of December 31, 2024 compared to $10.11 as of September 30, 2024.

•   Net decrease in net assets from operations on a GAAP basis for the quarter ended December 31, 2024 was $38.6 million, or $0.45 per share, compared to a $21.6 million, or $0.25 per share, net decrease in net assets from operations for the quarter ended September 30, 2024.

- As of December 31, 2024, debt investments on non-accrual status represented 5.6% of the portfolio at fair value and 14.4% at cost, compared to 3.8% of the portfolio at fair value and 9.3% at cost as of September 30, 2024.

* * *

While the vast majority of our portfolio continued to perform well, we are working closely with our borrowers and sponsors to resolve the portfolio issues that impacted our results in recent quarters.

[BlackRock TCP]'s new management team remains optimistic about our future prospects and is confident we have the right plan in place to effectively navigate the challenges presented during 2024 and to return the portfolio performance to historical levels, said Phil Tseng, Chairman and CEO of BlackRock TCP[.]

68. That same day, BlackRock TCP filed with the SEC its 2025 Annual Report, signed by defendants Tseng, Cuellar, Baron, Draut, Leets, Petro, and Usifer. The 2025 Annual Report reiterated the misleading NAV and financial results described above. It also claimed that "[i]nvestments are recorded at fair value in accordance with [U.S. Generally Accepted Accounting Principles ("GAAP")].... Fair value is generally defined as the amount for which an investment would be sold in an orderly transaction between market participants at the measurement date."

69. On this news, the Company's stock price fell approximately 9.6%, from $9.24 to $8.44 per share, which was still inflated by the above misleading statements.

70. On April 2, 2025, the Company filed with the SEC its 2025 Proxy Statement, which asked stockholders to re-elect defendants Tseng, Baron, Draut, Leets, Petro, and Usifer to the Board and authorize the Company, subject to Board approval, to sell shares of its common stock at prices below NAV in order to raise additional capital.

71. The 2025 Proxy Statement described the Board's supervision of officers, risk oversight role, Code of Ethics, Audit Committee, and reasons to authorize below-NAV stock issuances. The Proxy Statement was materially misleading because it failed to disclose, among other things, that BlackRock TCP was not adequately or timely valuing its investments, overstated its ability to resolve challenged credits and the quality of its investment portfolio, understated unrealized losses, overstated NAV, and that the Board was not exercising appropriate oversight over defendant Tennenbaum and its subjective valuation of the Company's investments.

72.   On May 8, 2025, BlackRock TCP issued a press release announcing results for the first quarter ended March 31, 2025, stating that the Company "made meaningful progress in strengthening our portfolio" and was seeing "portfolio stabilization" and that NAV was $9.18 per share. The same day, the Company filed with the SEC its Quarterly Report for the first quarter of 2025, signed by defendants Tseng and Cuellar, again representing that all investments were valued at least quarterly.

73.   On August 7, 2025, the Company issued a press release reporting its financial results for the second quarter ended June 30, 2025. BlackRock TCP announced a decline in NAV, which it attributed to "markdowns on previously restructured investments rather than new credit issues," while reassuring investors that the Company had "made solid progress in reducing non-accruals." The press release also stated that the Company's NAV was $8.71 per share. The Company filed with the SEC its Quarterly Report for the second quarter of 2025 the same day, again making substantially similar valuation representations.

74.   On November 6, 2025, BlackRock TCP issued a press release reporting its financial results for the third quarter ended September 30, 2025, highlighting what it described as a "more diversified, lower risk portfolio" and progress "resolving challenged credits" and "improving the quality of our portfolio." The Company also stated that its NAV was $8.71 per share. The Company filed with the SEC its Quarterly Report for the third quarter of 2025 the same day, again repeating valuation-related representations.

75.   The statements made between May 8, 2025 and November 6, 2025, were materially false and misleading because the Individual Defendants failed to disclose that BlackRock TCP was not adequately or timely valuing its investments, overstated its ability to improve NAV and the diversification of its portfolio, understated unrealized losses, and overstated NAV.

WHY THE STATEMENTS WERE FALSE AND MISLEADING

76.   Each of the foregoing statements was materially false and misleading when made for reasons the Individual Defendants and defendant Tennenbaum knew or recklessly disregarded. *First,* every reported NAV per share figure—$10.11 as of September 30, 2024; $9.23 as of December 31, 2024; $9.18 as of March 31, 2025; and $8.71 as of June 30 and September 30, 2025—was the product of a valuation process that overstated the value of the Company's investments.

77. ***Second,*** BlackRock TCP's NAV figures were contradicted by objective indicators of borrower distress known to defendants when each statement was made: (i) debt investments on non-accrual status stood at 9.3% of the portfolio at cost as of September 30, 2024 and 14.4% as of December 31, 2024; (ii) the number of portfolio companies on non-accrual status tripled from four to twelve during 2024; (iii) the Company had been forced to restructure and take control of failing portfolio companies; and (iv) Moody's had downgraded the Company's bonds to junk status in March 2024—after which defendant Tennenbaum terminated Moody's rather than confront its assessment.

78. ***Third,*** defendants' reassuring characterizations—that the portfolio "showed signs of improvement," that "the vast majority of our portfolio continued to perform well," that the Company was achieving "portfolio stabilization" and "solid progress in reducing non-accruals," and that the portfolio was "more diversified" and "lower risk"—affirmatively misrepresented known, worsening credit deterioration and lacked any reasonable basis.

79. ***Fourth,*** the marks themselves were stale. Defendant Tennenbaum valued the investments ultimately written down in January 2026 at or near cost as late as November 2025, including previously restructured loans whose original terms had already failed. The January 23, 2026 disclosure of a 19% single-quarter NAV decline did not reflect value destroyed in that quarter; it reflected the belated recognition of losses that existed—and were concealed—when each of the foregoing statements was made. Accordingly, defendants' statements omitted material facts undermining the stated bases for the Company's reported valuations, rendering even their statements of opinion materially misleading.

THE TRUTH FURTHER EMERGES

80. On January 23, 2026, the truth further emerged when BlackRock TCP filed with the SEC a Current Report providing preliminary financial results for the fourth quarter and full year ended December 31, 2025. The Company disclosed estimated NAV per share as of December 31, 2025, between approximately $7.05 and $7.09, an anticipated 19% quarterly decline compared to NAV per share of $8.71 as of September 30, 2025.

81. The press release further disclosed that debt investments on non-accrual status would represent approximately 4.0% of the Company's portfolio at fair value and approximately 9.6% at cost as of December 31, 2025, compared to 3.5% at fair value and 7.0% at cost as of September 30, 2025.

82. On this news, BlackRock TCP's stock price fell approximately 13%, from $5.86 per share on January 23, 2026, to $5.10 per share on January 26, 2026, a $64 million market capitalization loss.

DAMAGES TO BLACKROCK TCP

83. As a result of defendants' misconduct, BlackRock TCP disseminated materially false and misleading public statements, wrecking the Company's credibility as evidenced by the $550 million, two-thirds decline in the Company's market capitalization.

84. BlackRock TCP's performance issues also damaged its reputation within the business community and in the capital markets. In addition to price, BlackRock TCP's current and potential investors and counterparties consider a company's ability to value their assets and debt holdings. Investors and counterparties are less likely to invest and do business with companies that are unable to perform this basic and core practice. BlackRock TCP's ability to raise equity capital or debt on favorable terms in the future is now impaired. In addition, the Company stands to incur higher marginal costs of capital and debt because the improper statements and misleading projections disseminated by the Individual Defendants have materially increased the perceived risks of investing in and lending money to the Company, as demonstrated by BlackRock TCP's need to raise capital through selling stock at per share price below NAV.

85. Further, as a direct and proximate result of defendants' actions, BlackRock TCP has expended, and will continue to expend, significant sums of money for, among other things: (i) costs incurred in defending and paying any settlement in the Securities Class Action; (ii) costs incurred in responding to and defending the investigation by the DOJ into the Company's valuation practices; and (iii) excessive fees paid to defendant Tennenbaum based on inflated asset values.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

86. Plaintiff brings this action derivatively in the right and for the benefit of BlackRock TCP to redress injuries suffered, and to be suffered, by BlackRock TCP as a direct result of defendants' breaches of fiduciary duty and unjust enrichment. BlackRock TCP is named as a nominal defendant solely in a derivative capacity.

87. Plaintiff will adequately and fairly represent the interests of BlackRock TCP in enforcing and prosecuting its rights.

STOCKHOLDER DERIVATIVE COMPLAINT

88.   Plaintiff was a stockholder of BlackRock TCP at the time of the wrongdoing complained of, has continuously been a stockholder since that time, and is a current BlackRock TCP stockholder.

89.   The current Board of BlackRock TCP consists of the following six individuals: Tseng, Baron, Draut, Leets, Petro, and Usifer. Plaintiff has not made any demand on the present Board to institute this action because such a demand would be a futile, wasteful, and useless act for the reasons set forth below.

90.   Demand on the Board is excused because, as to each of the claims asserted herein, at least half of the Company's six directors: (i) received a material personal benefit from the alleged misconduct; (ii) faces a substantial likelihood of liability on the claims that would be the subject of a demand; or (iii) lacks independence from someone who received such a benefit or faces such liability.

Demand Is Excused Because at Least Half the Board Lacks Independence from BlackRock TCP

91.   BlackRock TCP received a material financial benefit from defendants' misconduct: its indirect subsidiary, defendant Tennenbaum, collected over $110 million in fees from the Company from 2023 through 2025, calculated on the basis of systematically inflated valuations of the Company's investments that defendant Tennenbaum itself set.

92.   As noted above, defendants Tseng, Draut, Leets, Petro, and Usifer are currently directors, trustees, and/or officers of other BlackRock affiliates. These dual fiduciaries cannot impartially consider causing the Company to bring the claims Plaintiff alleges because of the fiduciary duties they owe to affiliates of BlackRock TCP, which benefited from the misconduct. Accordingly, at least half the Board has a disabling interest in connection with Plaintiff's claims, as detailed below.

93.   Defendant Tseng cannot impartially consider a demand for at least three independent reasons. *First*, defendant Tseng is a current BlackRock employee. He has served as BlackRock's Managing Director, Head of US Private Credit since August 2018. He is also the Chairman and CEO of BlackRock Private Credit Fund. His principal livelihood, career, and professional standing depend on BlackRock—the parent of the manager whose conflicted fee arrangement this action challenges. Defendant Tseng cannot impartially decide whether the Company should sue BlackRock's subsidiary for the return of fees paid to the BlackRock complex that employs him.

STOCKHOLDER DERIVATIVE COMPLAINT

94.   *Second*, defendant Tseng is a named defendant in the Securities Class Action, which arises from the same misleading statements alleged herein. He cannot impartially assess claims whose prosecution would tend to establish the wrongfulness of conduct for which he faces personal liability in parallel litigation.

95.   *Third*, as alleged below, defendant Tseng faces a substantial likelihood of liability on the claims asserted herein.

96.   Defendants Draut, Leets, Petro, and Usifer are dual fiduciaries within the BlackRock fund complex. In particular: (i) defendant Draut serves as a director of BlackRock Direct Lending Corp. and a trustee of BlackRock Private Credit Fund (of which he was formerly Chairman); (ii) defendant Leets serves as a director of BlackRock Direct Lending Corp; (iii) defendant Petro serves as a trustee of BlackRock Private Credit Fund; and (iv) defendant Usifer serves as a trustee of BlackRock Private Credit Fund and a director of BlackRock Direct Lending Corp. Each accordingly owes fiduciary duties to other BlackRock-sponsored vehicles that are managed by, and pay fees to, BlackRock affiliates.

97.   Moreover, each current director secured his or her seat through the 2025 Proxy Statement, which, as alleged above, was itself materially misleading because it concealed the Company's inadequate valuation practices and the Board's failure to oversee defendant Tennenbaum. The directors' incumbency thus rests on the very disclosures this action challenges.

98.   Accordingly, at least five of the Company's six directors—defendants Tseng, Draut, Leets, Petro, and Usifer—lack independence from BlackRock TCP and cannot impartially consider a demand.

Demand Is Excused Because the Board Faces a Substantial Likelihood of Liability

99.   Demand is independently excused because the directors face a substantial likelihood of liability on the claims asserted herein, which arise from their own affirmative acts and conscious inaction. As alleged above, defendants Tseng, Baron, Draut, Leets, Petro, and Usifer breached their fiduciary duties of loyalty by making false and misleading statements in the Company's press releases and SEC filings, and by failing to appropriately oversee defendant Tennenbaum, including by deferring to defendant Tennenbaum in its valuations.

100.   *The directors annually approved the conflicted fee structure.* As a business development company regulated under the ICA, BlackRock TCP may pay advisory fees to defendant Tennenbaum

only pursuant to an investment management agreement approved annually by the Board, including a majority of directors who are not "interested persons" of the Company, following the directors' request for and evaluation of such information as is reasonably necessary to evaluate the agreement's terms. 15 U.S.C. §80a-15(c). Each Individual Defendant, during his or her tenure, annually approved the continuation of the Investment Management Agreement and its fee structure under which defendant Tennenbaum's base management fee was calculated on total asset values that defendant Tennenbaum itself determined as valuation designee. The directors thus did not merely tolerate the conflict at the heart of this action—they affirmatively ratified it, year after year, with statutory obligations to inform themselves of precisely the terms that created it.

101.   *The directors received the valuation information that contradicted the marks.* The Board's designation of defendant Tennenbaum as valuation designee under Rule 2a-5 did not permit the Board to abandon valuation oversight. To the contrary, Rule 2a-5 conditions any such designation on the Board's active oversight of the designee, including the designee's provision to the Board of periodic reports—at least quarterly—regarding the fair value determinations made, and prompt written notice of matters materially affecting the fair value of the designated portfolio. 17 C.F.R. §270.2a-5(b). Throughout the relevant period, therefore, the Board received quarterly reporting from defendant Tennenbaum on the very marks at issue. The directors had before them, quarter after quarter, the valuations of the Company's loans—including previously restructured credits carried at or near cost—alongside the objective indicators of borrower distress alleged herein. The directors cannot claim ignorance of marks that federal law required to be reported to them.

102.   *The directors made or approved the misleading statements.* Defendants Tseng, Cuellar, Baron, Draut, Leets, Petro, and Usifer signed the Company's 2025 Annual Report, which reiterated the misleading NAV figures and represented that the Company's investments were recorded at fair value in accordance with GAAP. Defendants Vig and Cuellar signed the Quarterly Report for the third quarter of 2024, and defendants Tseng and Cuellar signed the 2025 Quarterly Reports, each containing the misleading valuation representations alleged above. The directors likewise approved the 2025 Proxy Statement by which they sought re-election and authority to issue shares below NAV.

103.   ***The Audit Committee Defendants disregarded their charter obligations.*** As members of the Board's Audit Committee, defendants Baron, Draut, Leets, Petro, and Usifer (Chair) reviewed and approved the improper statements.   In addition, under the Audit Committee Charter, they were responsible for overseeing the Company's valuation designee and the independent valuation firms it utilized, reviewing the preliminary valuations of the Company's loans, working with defendant Tennenbaum to determine the actual fair values of the loans, and reviewing the integrity of the Company's financial reporting processes and controls in areas of significant financial risk.   Loan valuation was the single most significant financial risk facing a company whose entire business consists of holding Level 3 debt.   Despite these obligations, the Company materially overstated its loan valuations, and the Audit Committee Defendants approved those valuations notwithstanding the red flags demonstrating they were overstated.

104.   ***The directors ignored a mounting series of red flags.*** The directors approved the Company's valuations and disclosures despite specific, escalating warnings that the marks were overstated, including: (i) Moody's downgrade of the Company's bonds to junk status in March 2024— and defendant Tennenbaum's subsequent termination of Moody's, inevitably run by the Board; (ii) the rise in debt investments on non-accrual status from 3.7% of the portfolio at cost at year-end 2023, to 9.3% as of September 30, 2024, to 14.4% as of December 31, 2024; (iii) the tripling of portfolio companies on non-accrual status from four to twelve during 2024; (iv) the Company's restructurings of, and assumptions of control over, failing portfolio companies—each a concession that the original loan terms had failed—while the same credits remained marked at or near cost; (v) the February 27, 2025 disclosure and the resulting loss of over $75 million in market capitalization; (vi) the filing of the Securities Class Action on February 3, 2026; and (vii) the reported opening of a DOJ investigation into the Company's valuation practices by May 2026.

105.   ***The Board has taken no remedial action.*** Notwithstanding the Securities Class Action, the DOJ investigation, and the loss of approximately $550 million in market capitalization, the Board has not terminated defendant Tennenbaum, has not revoked its designation as valuation designee, has not clawed back any fees, and has continued to cause the Company to pay defendant Tennenbaum fees calculated on the Company's asset values. The Board's inaction in the face of a federal investigation into

- 24 -

its manager's valuation practices independently demonstrates its incapacity to act against BlackRock's subsidiary.

106.   Demand futility need be established as to only three of the Company's six directors. As alleged above, defendant Tseng lacks independence and faces a substantial likelihood of liability; defendants Draut, Leets, Petro, and Usifer each lack independence from BlackRock and, as Audit Committee members, face a substantial likelihood of liability; and defendant Baron, as an Audit Committee member who signed the 2025 Annual Teport, faces a substantial likelihood of liability. Because at least half of the Board—and in fact all six directors—could not impartially consider a demand, demand is excused as futile.

107.   A true and correct copy of this Complaint was delivered to BlackRock TCP prior to being filed with this Court.

FIRST CAUSE OF ACTION

Against All Defendants and Does 1-25 for Breach of Fiduciary Duty

108.   Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

109.   Each of the defendants and Does 1-25 owed and owes BlackRock TCP fiduciary obligations including the highest obligation of loyalty.

110.   Each of the defendants and Does 1-25 violated and breached their fiduciary duties to the Company.

111.   As a direct and proximate result of defendants' and Does 1-25's breaches of their fiduciary duties, BlackRock TCP has sustained significant damages as alleged herein.

112.   As a result of the misconduct alleged herein, defendants and Does 1-25 are liable to the Company.

113.   Plaintiff, on behalf of BlackRock TCP, has no adequate remedy at law.

SECOND CAUSE OF ACTION

Against Defendant Tennenbaum Unjust Enrichment

114.   Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

- 25 -

115. By their wrongful acts and omissions, defendant Tennenbaum was unjustly enriched at the expense of and to the detriment of BlackRock TCP through excessive fees based on inflated valuations of the Company's investment portfolio.

116. Plaintiff, as a stockholder and representative of BlackRock TCP, seeks restitution from defendant Tennenbaum and an order of this Court disgorging all profits, benefits, and other compensation obtained by defendant Tennenbaum from its wrongful conduct and fiduciary breaches.

117. Plaintiff, on behalf of BlackRock TCP, has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff, on behalf of BlackRock TCP, demands judgment as follows:

A. Against all of the defendants and in favor of the Company for the amount of damages sustained by the Company as a result of defendants' breaches of fiduciary duties and unjust enrichment;

B. Directing BlackRock TCP to take all necessary actions to reform and improve its corporate governance and internal procedures to comply with applicable laws and to protect BlackRock TCP and its stockholders from a repeat of the damaging events described herein, including, but not limited to, putting forward for stockholder vote, resolutions for amendments to the Company's Bylaws or Articles of Incorporation and taking such other action as may be necessary to place before stockholders for a vote of the following corporate governance policies:

1. a proposal to strengthen the Board's supervision of operations and develop and implement procedures for greater stockholder input into the policies and guidelines of the Board, including the Board's selection and oversight of an advisor;

2. a proposal to strengthen the Board's oversight of BlackRock TCP's valuation procedures;

3. a provision to permit the stockholders of BlackRock TCP to nominate at least three candidates for election to the Board; and

4. a proposal to strengthen BlackRock TCP's oversight of its disclosure procedures;

C. Extraordinary equitable and/or injunctive relief as permitted by law, equity, and state statutory provisions sued hereunder, including attaching, impounding, imposing a constructive trust on, or otherwise restricting the proceeds of defendants' trading activities or their other assets so as to assure

- 26 -

that Plaintiff on behalf of BlackRock has an effective remedy;

D.   Awarding to BlackRock TCP restitution from defendant Tennenbaum and ordering disgorgement of all profits, benefits, and other compensation obtained by defendant Tennenbaum;

E.   Awarding to Plaintiff the costs and disbursements of the action, including reasonable attorneys' fees, accountants' and experts' fees, costs, and expenses; and

F.   Granting such other and further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

Dated: July 28, 2026

ROBBINS LLP
BRIAN J. ROBBINS (190264)
STEPHEN J. ODDO (174828)
MICHAEL J. NICOUD (272705)
MARIO D. VALDOVINOS (333943)

/s/ BRIAN J. ROBBINS
            BRIAN J. ROBBINS

5060 Shoreham Place, Suite 300
San Diego, CA 92122
Telephone: (619) 525-3990
E-mail: brobbins@robbinsllp.com
        soddo@robbinsllp.com
        mnicoud@robbinsllp.com
        mvaldovinos@robbinsllp.com

LEVI & KORSINSKY, LLP
GREGORY M. NESPOLE (*pro hac vice* forthcoming)
DANIEL TEPPER (*pro hac vice* forthcoming)
CORREY A. SUK (*pro hac vice* forthcoming)
33 Whitehall Street, 27th Floor
New York, NY 10004
Telephone: (212) 363-7500
E-Mail: gnespole@zlk.com
        dtepper@zlk.com
        csuk@zlk.com

Attorneys for Plaintiff

1732495

STOCKHOLDER DERIVATIVE COMPLAINT